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REGISTRANT'S NAME Boots Group PLC

*CURRENT ADDRESS 1 Thane Road West
Nottingham NG2 3AA
United Kingdom

**FORMER NAME

**NEW ADDRESS

PROCESSED
JAN 22 2003
THOMSON
FINANCIAL

FILE NO. 82- 34701 FISCAL YEAR 3/31/02

* *Complete for initial submissions only* ** *Please note name and address changes*

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12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
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DATE : 1/17/03

27657

82-34701

THE Boots COMPANY PLC.

02 DEC 23

AR/S

3-31-02

Annual Report and Accounts
for the year ended 31st March 2002

Contents

We said The Boots Company intends to become the leader in wellbeing products and services in the UK and overseas.

We did accelerate the pace of innovation and change, while cutting costs and maintaining our commitment to managing for value.

We're heading towards our goal with renewed energy and ambition, stepping-up investment to drive sustainable top-line growth and – as ever – working to enhance our reputation as a well managed, ethical and socially responsible company.

Turnover (including share of joint ventures) £m


5,022
5,045
5,189
5,226
5,332
98
99
00
01
02

Total operating profit before exceptional items £m


538
562
565
580
626
98
99
00
01
02

Dividends p


22.3
23.8
25.2
26.3
27.4
98
99
00
01
02

Chairman's statement

Last year we said Boots was in transition. Today the shape of the business we are creating is very clear. In our UK stores and our international businesses, we know what the Boots brand stands for, we know where we are taking it, and we are investing to get there.

Results Pre-tax profit rose 9.9% to £638.7m before exceptionals, on sales up 2% to £5,332.2m. Significantly, Boots The Chemists increased its share of the key health and beauty market and sales growth accelerated in the second half. In this core Boots Retail business we continued to grow our margins while maintaining customers' perceptions of value for money. And we met our target of cutting annualised costs by £250m – a year ahead of schedule.

Revitalising the business So far, so good. But we know we can still do better. In Boots Retail we are stepping-up investment in store refits. In Boots Retail International we have a new business model that will let us expand faster and reach profitability sooner. And we are investing to accelerate growth in Boots Healthcare International (BHI).

People The change in Boots is profound: it impacts on everyone, and needs everyone's wholehearted commitment. The speed and smoothness of our cultural and organisational transformation demonstrate the open-mindedness, professionalism and enthusiasm of our people at all levels. Our thanks to them all.

Planned change continues on the board. Sir Nigel Rudd was formally appointed my deputy last December. Howard Dodd joined us in April as group finance director – succeeding David Thompson, who continues as deputy chief executive until his retirement later this year. Paul Bateman, who joined Boots from Procter & Gamble last year, also joined the board in April. He retains responsibility for the all-important supply chain and for our newly-integrated support services operation.

Corporate social responsibility To be a credible leader in wellbeing, we must demonstrate a responsible approach to the wellbeing of all our stakeholders – including our people, suppliers, the communities we serve and the wider environment. Details of our action in these areas are given on pages 10 and 11.

In the UK, we are eager to play our part in the continuing evolution of the National Health Service (NHS). We welcome the plans to give pharmacists a more central role in primary healthcare – including wider powers for pharmacist prescribing and to manage repeat prescriptions – and to switch around 150 medicines from prescription to pharmacy status. With more pharmacists than any other retailer and a fast-growing position in wellbeing services, Boots is particularly well placed to help the NHS meet people's ever-rising expectations.

Dividend The proposed final dividend of 19.3p per share makes a total for the year of 27.4p – up 4.2% on last year. In March we announced plans to return £300m to shareholders through share buybacks. The company is highly cash generative, and changes during this year to the pension strategy have further strengthened the balance sheet. The buybacks will give us a more efficient capital structure, leaving us amply resourced to invest in future growth opportunities. At 31st March we had bought back £45.9m of shares.

Outlook We are increasing investment to stimulate growth, while continuing to bear down on costs: the cost reduction programmes of recent years have taught us good lessons in doing things more efficiently. The stimulus to sales should begin to kick-in later this year, as we realise the benefit of stores investment in Boots Retail and increased marketing investment in BHI. As we showed last year with Boots Opticians, when we put the right investment behind the Boots brand, both top and bottom lines respond very quickly.

In April we announced plans to demerge or sell Halfords which is now in good shape to develop independently. We are exploring both sale and demerger options to establish which will realise greater value for shareholders.

John McGrath
Chairman

Chief executive's review

What we said Why did we decide to change Boots? Here's what we said a year ago.

We said we should set our sights higher. Boots had built a lot of strong brands and could build still more. We'd simplify the business to focus on what we're best at – health and beauty.

We said the world is moving our way. Healthcare, beautycare and general fitness are converging into a popular pursuit of 'wellbeing'. This is our natural territory, where we should be market leader – first at home, and ultimately internationally.

We said we'd extend into wellbeing-related services as well as products. We'd create more wellbeing-related brands and keep building our international healthcare and retail businesses.

We said that, to succeed, Boots needed to be more exciting and energetic. We wouldn't be afraid to experiment. We'd try out new ideas, refine them, invest in the ones that worked. And we'd accept that some would fall by the wayside. All this wouldn't be cheap, but we'd protect profits by relentlessly cutting costs.

Bold talk. And there's more to do, but in the past year we've made good progress...

What we did Creating value through a more enterprising, innovative culture means being open to new ideas – backing those that show most promise, but also culling rigorously.

We simplified the business and organisational structure During the year we integrated our UK business as Boots Retail, with Boots Retail International (BRI) as its overseas extension. This is saving costs and making us a more agile organisation. For example, we moved from three separate property departments to one; from 100 construction suppliers to seven; and from 14 internal IT groups to one.

Integration is creating a single culture and sense of purpose behind one Boots brand.

Although these changes are far-reaching, we've taken care to minimise disruption to normal business operations.

We accelerated the transformation of our UK retail presence We're positioning Boots as the leader in wellbeing services, as well as products. By the year-end we had 297 Boots Opticians stores, 54 Dentalcare practices, 44 Footcare practices, 47 Hearingcare centres, 22 laser hair removal clinics, five LASIK eyesight correction clinics, ten Health & Beauty Services centres offering a wide range of therapies and treatments.

We trialled new store formats designed to enhance our customer offer while reducing supply chain costs.

We addressed supermarket and department store competition with more imagination, focusing on opportunities as well as challenges.

One initiative was to take our beauty offer deeper into department store territory by trialling six Pure Beauty premium cosmetics stores.

Another was to work with Sainsbury's to build our edge of town representation faster: six trial implants gave Boots a presence in high-footfall Sainsbury's superstores, enabling them to give customers an enhanced health and beauty offer.

We stepped-up the pace at Boots Healthcare International (BHI) Clearasil, acquired in December 2000, was the driving force behind BHI's 12.5% sales growth last year. We integrated the brand smoothly, turned its sales from decline to growth, and used it to open the door for our local businesses to the huge US and Japanese over-the-counter markets.

As BHI's profits grow, it's increasingly evident that this business has enormous potential. Within a few years it could be contributing very significantly to group profits.

To realise this potential, we announced in February this year that we will substantially increase our investment in the business.

We established a viable model for BRI We're turning BRI round. We cut losses by 44.5%, closed our joint venture in Japan, tested and successfully trialled a new business model, and began a closure programme for underperforming old-model stores in Thailand and Taiwan. The new model, based on relatively small implants in larger host stores, carries much lower capital risk. After successful trials we announced substantial rollouts with partners in Thailand and Taiwan.

We made Halfords an even better business The new Arcade format already looked promising: the first store conversions achieved immediate sales growth of around 20%. Last year further conversions confirmed that this level of uplift was achievable, and that growth would continue. We stepped-up the Arcade rollout, found ways to do it more economically, and sharply increased both sales and profits.

Garage servicing had limited synergy with the new format, so we sold it.

We kept taking out costs We earn the freedom to innovate by cutting out needless expense. Creating value through a more enterprising, innovative culture means being open to new ideas, backing those that show most promise – but also culling rigorously. During the year we closed our bootsphoto.com online photo service and the Wellbeing TV joint venture with Granada when they proved unlikely to deliver acceptable returns.

We continued to make good progress with cost control and reached our £250m annualised savings target a year early, in March 2002.

Where we're heading Wellbeing is an exciting growth market, and one we intend to lead. Our aim – not just to take a bigger share but to grow the whole wellbeing market through more confident and ambitious investment.

Focused on wellbeing Boots is now all about products, advice and services that enhance personal wellbeing. That's allowed us to take complexity out of the business – simplifying management structures, types of store and types of offer. It's differentiated us from competitors. And it's helped us to develop relevant new products and services.

It's enabled us to identify the key customers that we need to target and satisfy – aided by Advantage Card data. The world's largest smartcard loyalty scheme, now with almost 14 million members, gives us unique insights.

'Wellbeing enthusiasts' account for 60% of our sales. Eager for new products and services, they see Boots as an appropriate and trustworthy source.

While focusing on these customers, we're approaching wellbeing on a broad front. We won't abandon our role as 'the nation's chemist'. On the contrary: as leaders in wellbeing we intend to reinforce our key role in the UK's primary healthcare. Our pharmacists have a vital role to play here – not only by offering advice and guidance, but also through initiatives such as our Pro-Change smoking cessation programmes.

With our strong healthcare credentials the government's ambitions for the National Health Service could create many other new opportunities for us.

Focused on growth From concentration on margins we're renewing our focus on growth. Not just to take a bigger share, but to grow the whole wellbeing market through more confident and ambitious investment.

We're spending £17.4m this year on product innovation, to lift the proportion of own brand health and beauty sales.

Having trialled and refined new store formats, we plan to refurbish our stores on a four-year cycle. This year 300 stores will be refurbished, giving priority to London. This is expected to involve £130m capital expenditure, £40m revenue expenditure and write-offs of about £70m.

Recognising the importance of pharmacy, we'll be investing this year to upgrade systems and ensure the highest levels of customer service.

We'll continue to develop our Wellbeing Services – but investment will be modest until the autumn, when we've established which services and operating models deliver the best returns.

We've set demanding growth targets for BHI. Organic growth will be spurred by investing 20% more in marketing and 30% more in new product development. On top of that, we're looking for major acquisitions to help us hit our targets faster. BHI's capital-light new model enables us to move forward with our international retailing rollout.

Our growth will depend on generating a stream of improvements to our stores, products and services. We have a strong record in innovation, and the changes we're making to the culture and organisation will shift us into a higher gear.

Focused on Managing For Value (MFV) As we invest more ambitiously, commitment to MFV disciplines becomes even more crucial. Now we've set out our growth strategy, managers can apply MFV principles more stringently to weigh the long term costs and benefits of new ideas.

MFV works best when you can ensure a good flow of promising new ideas. We've got new structures that help good ideas to come through. We've brought in fresh thinking from outside – 25% of today's senior management team have joined in the past two years. And we're fostering a more creative and energetic culture.

Sharper focus on growth will involve reinvesting some profit in the short term. But demographic, political and economic trends are converging to make wellbeing an exciting growth market. We cannot ignore them. We've staked our claim on leadership in this territory – and we're investing now to take a sustainable lead in innovation, sales growth and value creation.



Steve Russell
Chief Executive

Review of operations

Boots Retail

Boots The Chemists

Sales £m	4,070.6
Increase %	2.0
Profit £m (before exceptionals)	629.0
Increase %	5.0
Sales split	%
Health and beauty	83.6
Photo, food and baby	14.1
Non-core categories	2.3
www.wellbeing.com	

Boots The Chemists (BTC) continued to increase sales and profits, with sales growth strengthening in the second half. Costs are well controlled and we continued to increase our margins. Our plans are designed to accelerate topline growth further and continue improving operational efficiency.

Strategy BTC's customer appeal is founded on the trust and heritage of the Boots brand, broad customer choice, innovative own brands and exclusives, and expert service and advice. Building on our unrivalled understanding of consumers' health and beauty needs, reinforced by analysis of Advantage Card data, we are increasingly focused on achieving leadership in wellbeing. Our authoritative brand and product offer are complemented by a growing range of related wellbeing services including Boots Opticians, Hearingcare, Dentalcare and Footcare.

Sales and margin For the year as a whole, sales were up 2.0%, or 1.3% like for like. In the second half, growth accelerated to 2.9%. Growth in health and beauty was particularly strong – up by 4.8% overall and 3.3% like for like driven by the premium product areas – and we continue to gain market share.

There were also strong performances from premium cosmetics (+24.8%), skincare (+10.5%) and electrical beauty (+11.0%).

Key Boots brands such as N°7 and Botanics – and the exclusive product ranges we develop with brand owners such as TONI&GUY, Liz Collinge and fcuk® – improve the sales mix and strengthen our differentiation from other health and beauty retailers. Encouragingly, their contribution to counter sales rose from 7.2% to 7.9% over the year.

Meanwhile, our withdrawal from non-core leisure merchandise is progressing as planned: sales in this category fell by 36.7% over the year and now account for only a minimal 2.1% of total BTC turnover.

Resale Price Maintenance (RPM) on over-the-counter (OTC) medicines was abolished in May 2001. This was expected to reduce group profits by the full-year equivalent of £15-20m through the combined effects of keener pricing and sales lost to discounters. In the event, the impact was considerably smaller. This reflected the resilience of BTC's overall offer in the face of supermarket price competition: as we predicted, the impact of RPM abolition appears to have fallen mainly on independent chemists.

Our gross margin continued to grow, rising 0.4 percentage points overall. Importantly, this was not the result of price inflation – it was entirely due to cost control, the exit from leisure and the growing contribution of higher margin brands.

Advantage Card The Advantage Card scheme continues to give us a crucial edge in understanding our customers, helping us to recognise and reward the most important ones. With nearly 14 million members, it is linked with 50% of BTC sales. Both membership and usage received a further boost from the relaunch of the card in April 2002, when we introduced new member benefits. We also began awarding points for healthcare products, to broaden our understanding of customers in this area.

Strategic Marketing Unit New product development and management of our beauty brands is now the responsibility of the strategic marketing unit. This group has a global remit – seeking out new ideas worldwide and also supporting the international development of Boots brands through Boots Retail International (BRI).

Major brand launches during the year included Botanics Cosmetics, detox and time delay. We also relaunched Natural Collection with great success. Our ability to refresh and revitalise established ranges is a key factor in our track record of creating and building long term brands.

This year we are increasing the pace of new brand launches. In the first half these will include Ted Baker bodycare products, the Mediterranean range of natural face, body and hair products, and the Starlet range of fun and glamorous toiletries. New healthcare products will include dietary supplements and a range of N°7 – branded Skincare Vitamins. We have also relaunched many of our basic toiletry products to create an attractive and accessible essentials range in co-ordinated packaging.

Store development As we work to reinforce Boots' standing as the leading brand in health and beauty, we are aware that rather more of our stores than we would wish are in need of refurbishment. Work on improvements has already begun, including the introduction of new beauty halls. Over the next four years we plan to bring all of our stores into step with our latest customer offer.

In 23 stores we are testing a number of retail initiatives designed to enhance our customer offer while enabling us to cut costs by simplifying merchandising and supply chain operations. We are using the lessons learnt from these initiatives to guide our store investment programme.

We continue to open new stores in edge of town locations where we can find suitable sites: during the year we opened seven more, bringing the total to 77. Good sites are increasingly hard to obtain, and we have been looking for ways to broaden our edge of town representation more rapidly. During the year we opened trial Boots implants in six Sainsbury's superstores, offering pharmacy and a wide range of health and beauty products. These trials are continuing, and we are opening a further three stores this summer.

Pure Beauty During the year we opened six Pure Beauty stores, which offer premium skincare and cosmetics ranges in a stylish and exciting environment. Customers and suppliers have been very positive, and we are pleased with footfall and transaction values so far. The trials are continuing and before opening another standalone store we will explore the option of a unit inside a BTC store.

bootsphoto.com After 12 months of operation we decided to discontinue our online photo storage and services business. Demand had proved substantially lower than forecast and we closed the website in October, incurring exceptional costs of £10.4m. We will relaunch the site, offering a more limited range of services, later this year.

Business efficiency For the past three years BTC has maintained a highly effective cost reduction programme, as part of the wider group aim of cutting annualised costs by £250m. By the end of the year BTC had met its own target. We have been determined to achieve these efficiencies without adverse impacts on customer service or on-shelf availability.

Short term supply chain difficulties caused some problems with availability in late autumn. These were resolved in time for Christmas and we are confident of continuing improvement this year.

Outlook This year sales will benefit from an outstanding programme of new product launches, building momentum in the run-up to Christmas, as well as the cumulative impact of the store investment programme. To support these developments we will be focusing attention on lifting on-shelf availability and improving customer service standards. We are confident that 2002 will further enhance BTC's standing as the UK's leading health and beauty retailer.

Wellbeing Services

Sales £m	231.0
Increase %	12.9
Operating loss £m	(33.1)
Decrease %	(128.3)
www.bootsopticians.co.uk	
www.bootsopticianslasik.co.uk	
www.bootshearingcare.co.uk	
www.wellbeing.com/dental	
www.bootsinsurance.com	

We are successfully positioning Boots as a provider of health and beauty services, as well as products. While expanding Boots Dentalcare and Footcare, we have invested substantially in in-store units offering a broad range of health and beauty services. The lessons we learn are helping us to integrate our services into a cohesive offering that makes best use of the Boots brand and more completely meets the wellbeing needs of our customers.

Strategy There is now strong demand for a range of wellbeing-related services – some of which is frustrated because potential customers have not found a supplier with whom they feel comfortable. Our existing customer relationships and the strength of the trusted Boots brand should enable us not only to build market share but also to grow the overall market – adding substantial value to the space in Boots stores vacated by leisure goods, and taking us into areas where we believe retail competitors will find it hard to follow.

Customer response Customers have strongly endorsed our services and the way we deliver them. They see Boots as a trustworthy and appropriate provider of these services, which enhance our relevance to their lives. As we expected, there is a significant effect on product sales where service users become both more frequent visitors and heavier purchasers of products in our stores. There is also evidence that we are expanding the markets we have entered.

Boots Opticians Profits grew 113.6% overall, rising by 73% in the core optics business. Although turnover for this area of the business remained flat for the year as a whole, the second half brought an encouraging turnaround under a new management team. We kept costs under firm control and reduced stock losses.

After a disappointing first half, sales rose sharply in the fourth quarter as we broadened our offer to cater for a much wider range of customers. Contact lenses continued to be a strength, with sales up 11%. We substantially increased our investment in advertising and introduced two new services: LASIK laser eye correction clinics and Boots Hearingcare centres.

We opened our first LASIK clinic in London's Regent Street in December 2000 and had five by the end of 2001/02. We plan to open more this year. Customer demand has been extremely high, enabling the business to break-even in its first full year of trading. By the year-end our market share was running at 15%.

This year we expect the core optics business to maintain sales and profit growth while the LASIK business – supplemented by new clinics in London, Glasgow, Nottingham and Bristol – begins to add significant profit and cash flows.

Boots Dentalcare We opened a further 24 Dentalcare practices in Boots stores during the year, bringing the total to 54 nationwide. Another three are planned this year. We now have over 100,000 registered patients, and sales during the year exceeded £13m. Performance is meeting expectations and sales growth is gathering momentum. Direct mail to Advantage Card holders has proved a successful way to attract patients and drive sales of cosmetic dentistry. There were early concerns that our growth might be constrained by difficulty in recruiting enough dentists and specialists; these concerns have abated as the profession recognises our commitment to this market.

Boots Footcare A further 19 Footcare practices brought the total to 44 during the year. All but the first three units are co-located with Dentalcare practices, with which they share reception facilities. Consumer demand continues to be strong – we have registered over 80,000 patients and performance is meeting expectations as we develop more advanced treatments that command higher prices, such as bio-mechanics and cryosurgery.

Health & Beauty Services We opened a further eight in-store centres, bringing the total to ten. These offer a wide range of beauty treatments from manicures to massage, and health services from osteopathy to homeopathy. Research shows high levels of customer satisfaction and strong endorsement of Boots' participation in these markets. We are still experimenting with configurations but expect the centres to reach breakeven in two to three years and maturity within four.

We now have 22 laser hair removal clinics alongside Dentalcare practices and within Health & Beauty Services centres. Performance is exceeding expectations and we are adding further 'nurse-delivered' services into the portfolio, including travel clinics and health screening.

Boots Hearingcare We opened 47 Hearingcare centres in branches of Boots Opticians during the year. These supply the revolutionary Songbird disposable hearing aid, to which we have exclusive rights in the UK. This unique concept has proved as attractive as we expected, and the business is performing to plan: first-year losses totalled £3.8m on sales of £2.2m. We plan to open a further 39 centres this year and have established our own training programme to ensure an adequate supply of qualified hearing aid audiologists.

Insurance Services Health and travel cover is a small but profitable business that continues to grow. We are one of the UK's largest direct sellers of travel insurance. Following the success of our dental plans, we are developing a range of health insurance products related to our Wellbeing Services.

Outlook Our expectations of a year ago have been substantiated, and we are confident that Wellbeing Services can make a material contribution to sales and profits as well as positively influencing both brand perceptions and product sales in our stores.

Digital Wellbeing

(60% share of joint venture)

Sales £m	1.4
Operating loss £m	(16.9)
www.wellbeing.com	

Our e-commerce site, wellbeing.com, delivered a solid first year's trading, with total sales of £4.3m (60% share of incremental sales, £1.4m). Customer satisfaction ratings are very high: 95% say they will use the service again and 85% rate the fulfilment process as above-average. We expect average order values to rise as we introduce a growing number of premium fragrance and cosmetics brands. Already, we are the only UK website authorised to sell Chanel products, and one of only two approved to sell Estée Lauder and Clinique.

The related TV channel proved less successful. In view of the depressed advertising and sponsorship market, together with the delayed rollout of broadband infrastructure, we decided to close the operation in December. Our share of the net loss was £4.2m.

Supply and Support Services

In the new organisation, our supply and support services division brings together some 9,000 people and £1.7bn of annual spending. It includes our supply chain, logistics, procurement, manufacturing, properties, engineering and facilities management activities, and our retail buying operation in Hong Kong. By integrating these support activities into a single organisation serving all our retail activities and Boots Healthcare International (BHI), we aim to achieve major cost savings and focus greater attention on value creation in our 'backstage' activities. As part of this process we will look closely at the scope for outsourcing – not only to save costs but also so that we can focus our leadership resources on the activities that matter most to us.

Supply chain The accelerating pace of product innovation has made it increasingly challenging to maintain high levels of on-shelf availability. The group now handles some 70,000 different stock keeping units, of which about 40,000 will change in the course of the year. Our increasingly aggressive promotions programme adds further complexity and makes demand more volatile.

Progress towards integration of the supply chain has been underway for the past three years, improving availability and reducing costs.

By developing a fully integrated supply chain for our retail operations we can further improve availability while achieving large cost reductions over the next three years.

The new organisation enables us to view the supply chain more holistically – for example, by gearing manufacturing more closely to demand from the stores we can reduce the need to hold stocks as a buffer. We will also ensure that new product development is more closely meshed with the supply chain. Availability problems at many BTC stores last autumn were partly due to difficulties in handling a flow of around 1,500 new products in just two months.

Information Technology During the year we fundamentally reorganised our IT – bringing together some 650 staff from 14 independent IT groups across the business. The cost of integrating the IT organisation has been more than offset by first-year cost savings. This year we expect to accelerate cost reduction through further integration and rationalisation. In addition, we are currently developing proposals to outsource the development, delivery and support of IT across the business to improve our change capability and reduce operating and development costs.

This year has seen not only important IT initatives such as the intergration of Boots and Sainsbury's systems, but also the development of a systems blueprint for the new intergrated Boots Retail business. Systems investments over the next three to four years will be driven from this blueprint. The investments will include the replacement of our in-store EPoS, kiosk and pharmacy management systems as part of the store refurbishment programme. The new touch-screen tills and kiosks will enable us to give customers more personalised offers on products and services, based on Advantage Card data.

Manufacturing Integration of manufacturing has involved bringing together two factories from BHI – in Germany and Thailand – with the operations of Boots Contract Manufacturing under a single management structure. This will help us to maintain continued improvements in performance while bringing further opportunities for cost reduction.

Over the year our overhead cost reduction and lean process excellence programmes achieved total savings of £6m. This was a good achievement in a very busy year – we introduced on average four or five new products each working day through our factories, including the transfer of Clearasil from Procter & Gamble, and delivered almost ten million gift sets in over 200 variants for Christmas. We also supported significant growth in product innovation for our 'exclusives' brands such as fcuk® and TONI&GUY.

Sales to UK third parties fell by 35.9%, due largely to our decision to withdraw from supplying own brand products to UK supermarkets and other retailers. Over time we intend to offset this reduction either with additional work for third-party proprietary brand owners or reduction in installed capacity. We have won orders for significant toiletry and healthcare volumes, which will return the proprietary brands business to growth this year.

The overseas operations made good progress, increasing sales both to group businesses and third parties: our French and German factories together increased sales by 13.8% and profits by 53.8%.

We are working closely with BRI to support its new business model by developing cost-effective sources of supply worldwide, and have identified local sources in Asia for a growing number of products. This work will also lead to lower-cost Asian production for some of our UK products, and countries such as Thailand and China will become increasingly valuable sources of new product ideas.

Property We have integrated Boots Properties with the BTC property department, forging a single team that creates value by managing the group's property portfolio and store refit programme efficiently.

In the 1990s we earned a valuable income stream from property development and investment, when market conditions were favourable. More recently we have been withdrawing from these areas to concentrate on providing property solutions for our own retail operations. During the year we sold three of our four remaining development properties in a phased deal: the final value will depend on eventual lettings, but is expected to be around £32m. We expect to sell the remaining development property – land at Fareham in Hampshire – this year.

We also disposed of nearly £80m of properties, including investment properties, 26 high street properties and three multi-let retail warehouses. In addition, since the year-end we have sold a shopping centre in Bolton. The remaining investment portfolio consists of two shopping centres and two retail warehouses, which we expect to sell over the next 18 months.

Boots Retail International

Sales £m	40.3
Decrease %	(4.3)
Loss £m (before exceptionals)	(24.1)
Increase %	44.5
www.bootsretail.com.tw	

Last year BRI faced two urgent challenges: to stem its growing losses, which had reached unacceptable levels, and to develop a viable new business model. We made good progress towards both objectives – cutting the operating loss by 44.5% and successfully trialling a new model that will enable us to grow internationally at a faster pace with much lower risk.

Strategy Our original model – fully owned units with a full drugstore offering – proved too cumbersome and capital-intensive. To find a new way forward we set up a number of trials where we opened low-cost implants, focused on Boots brands, inside existing stores that already attract the kind of consumers we are targeting.

The performance of this formula in trials in Thailand and Taiwan has given us confidence to make it our model for the business going forward. We have closed old-model stores where we see little chance of achieving profitability – incurring relatively modest costs of £8m in Japan and £3.2m in Thailand and Taiwan. The new model is a much simpler business to operate, allowing central support costs to be reduced by some 35%.

Sales Sales fell 4.3% overall, as growth from new-model implants was offset by the closure of old-model stores. Importantly, the infusion of new-model units significantly changed the sales mix: sales of proprietary brands, on which we make relatively low margins, were down, while higher-margin Boots brands grew by 31%. We continue to improve the performance of the remaining old-model stores in Thailand, where like for like sales grew 2.2%.

South East Asia In Taiwan, trials of Boots brand implants in three Watsons drugstores proved successful and we announced national rollout plans for completion by March 2003. Watsons is the leading drugstore chain in South East Asia, with some 550 stores in six countries and a particularly strong presence in Taiwan and Hong Kong. We expect to close about four of our existing Taiwan stores to avoid overlaps with Watsons.

In Thailand, like for like sales grew by 2.2%. Focusing the offer much more on Boots brands, and hence driving up margin, generated an even stronger like for like gross profit growth. In July we began trials of Boots brand implants in TOPS supermarkets: as a result of their performance we have agreed with TOPS to rollout to a total of around 20. Meanwhile, we will close some 15 of our existing stores.

Europe In the Netherlands, sales of N°7, 17 and Tricologie through the Etos chain grew in line with expectations as we gained national distribution. The number of participating stores grew from 74 to around 300 during the year.

In Italy, trials of Boots brand implants in four Esselunga supermarkets began in July 2001. We will be reviewing progress in Italy later this year.

Japan We announced the closure of our joint venture with Mitsubishi in July 2001. Our four stores stopped trading in August, incurring exceptional costs of £8m.

Outlook The reduction in losses will continue throughout this year.

The new retail model is a hybrid of retailing and brand management that is flexible and capital-light. It plays to Boots' strengths, taking full advantage of our brand management skills and vertical integration. As the group develops new products with global formulations and packaging, BRI's expanding markets will generate incremental sales volumes – lowering the cost of sales, improving margins and generating additional funds for the group to reinvest in further product development.

Halfords

Sales £m	528.7
Increase %	4.0
Profit £m (before exceptionals)	54.3
Increase %	29.6
Sales split	**%**
Car enhancement	30.5
Car maintenance	31.8
Cycling	21.8
Touring	12.7
Garage	3.2
www.halfords.com	

Profits rose sharply, driven by continued strong sales growth, despite £7.6m of investment in the new Arcade format. The sale of the loss-making garage servicing business in August involved a £2.3m write-off against profits but removed a long-standing distraction from the core business. Arcade is proving a major success, stimulating mainstream consumers and greatly enhancing Halfords' credibility with higher-spending enthusiasts.

Strategy Our strategy is to maximise Halfords' unique advantages: greater scale and accessibility than competitors and a trusted brand standing for choice, reliability and value. Our Arcade format, which creates stores-within-a-store for individual departments, is successfully increasing our appeal to higher-spending car, cycle and audio enthusiasts – while providing inspiration to mainstream consumers. We continue to relocate from high streets to superstores, which now account for 94.6% of sales.

Sales and margins Car maintenance, our largest category, grew 10% as we continued to gain market share, within this parts and consumables grew by 10%. Car enhancement had an excellent year, with sales up 21% overall. Performance styling rose 53.9%, boosted by the success of our Ripspeed brand, as we succeeded in making it more accessible to mainstream customers. Audio maintained its strong growth at 24.5%.

Sales of cycles and accessories declined by 2.3%, although we increased our share in a market depressed by the foot and mouth outbreak. Arcade stores held up better than the others, reflecting their strong attraction for enthusiasts.

Increasingly effective buying and promotion raised overall retail margins. This was despite price deflation on entry-level cycles, caused by broadening competition from supermarkets and sports stores: we were able to compete on price while offering superior choice and service.

Stores During the year we refitted a further 41 stores to the Arcade format and opened ten new ones. By the end of August 2002 we will have a total of 152 Arcade stores, generating over 60% of sales. We now know that the significant sales uplifts generated by conversion are sustainable and that growth will continue. The first Arcade stores in the Midlands grew sales 6% faster than comparable unconverted stores in the period from January 2002 onwards, well after the impact of first year launch activity.

The sales growth driven by Arcade is putting an increasing strain on our distribution infrastructure. We are currently strengthening it to handle larger volumes – improving availability while reducing stockholding, working capital and operating costs.

The transition from high streets to superstores is nearing completion. During the year we opened seven superstores and closed eight high street stores. We also closed five superstores where we had excessive space or could withdraw at a premium. At the year-end we had 330 superstores, 58 high street stores and 12 motorway units. The motorway units are now trading at breakeven.

Services Our garage business had slipped back into loss and we were pleased to sell it to the AA, with whom it has greater synergy. We will continue to supply parts to the business, rebranded as AA Service Centres, at least until August 2002.

Many customers value a fitting service, and in June we launched a 'We'll fit it' offer on many of the products we sell. In trials this has proved very popular – especially with women, who now constitute 47% of UK car drivers.

We are also stepping-up promotion of our build and repair service on cycles, to enhance our differentiation – particularly as we increase sales of highly-personalised enthusiast brands such as Airborne.

Outlook Arcade is galvanising Halfords' sales and profits. We are accelerating the rollout and developing a cost-effective version for smaller stores. We will continue to enhance the format, adding theatre and excitement and trialling extensions into additional outdoor leisure categories. We will also be investing some £8.2m in the supply chain enhancement project, but expect to fund all investment within Halfords' cash flow.

Halfords is now well placed to continue its development as an independent company, and in April we announced our intention to demerge or sell it. We are exploring both sale and demerger options to establish which will realise greater value for shareholders.

Boots Healthcare International

Sales £m		407.3
Increase %*		12.9
Profit £m (before exceptionals)		66.7
Increase %*		13.2
Core brand sales	£m	Increase %*
Analgesics	95.2	7.5
Cough & cold	72.0	2.0
Skincare	129.8	62.3
www.nurofen.com		
www.strepsils.co.uk		
www.skinexpert.net		
www.clearasil.com		

*comparable exchange rates

Sales grew 12.9% at comparable exchange rates, boosted by a full-year contribution from Clearasil, and comparable profits before exceptionals rose 13.2%. Like for like sales, excluding Clearasil, were flat, due largely to the abolition of RPM in the UK, which still accounts for about 30% of our business. Retailers anticipated a discounting-driven surge in demand following abolition of RPM, and built substantial stocks at the end of the previous financial year. This reduced sales in the first half and skewed year-on-year comparisons. Nevertheless, we successfully resisted pressure from retailers to reduce our margins.

Strategy BHI aims to benefit from the growing international trend towards self-medication. We are increasingly focused on three core therapy categories – analgesics, cough & cold and skincare – which make up about a third of the global OTC market. After four years in which we have reaped steeply-rising returns from past investment, we have begun a new cycle of investment designed to achieve a step-change in the company's growth rate.

The first step was the acquisition of Clearasil, which has extended our US and Japanese businesses' presence in the world's two largest OTC markets.

Over the next four years we plan to increase investment by £120m, raising brand investment to a range of 28-30% of sales and significantly increasing new product development to stretch our core brands and build a significant position in a fourth core category. Brand investment including Clearasil was 28% of sales compared with 26% in 2000/01.

This year we plan a 20% increase in marketing investment and a 30% increase in spending on new product development. We are also actively seeking opportunities to acquire more products and brands with potential to be global category leaders. Ultimately, we want to build six to eight 'must have' brands in four or five core categories. We will continue to sell our products in over 130 countries; but to maximise the impact of our marketing investment we will focus resources on the ten largest markets.

This strategy should enable us to accelerate organic top-line growth. Over the short term, profit growth will be constrained by the cost of investment. But we then expect to resume the virtuous circle in which sales growth delivers increasing returns.

Analgesics Sales of Nurofen grew 7.5% and we increased our share in all major markets. This was a good performance, given the low incidence of colds and flu in the UK and our key markets in Europe. New products included pain relief gels in the UK, Holland, Australia and New Zealand. We had particular success with the launch of Nurofen Plus in Australia.

Cough & cold Strepsils suffered from a second successive year in which the incidence of colds and flu was low. Despite this, we grew sales by 2% and increased market shares in most of our major markets. New products included Streppies sugar-free pastilles for children, which we launched in the UK, and Streps soothing herbal lozenges, launched in the UK, the Netherlands, Thailand, Malaysia and Singapore. We also rolled-out existing products into Bulgaria, Canada, New Zealand, Norway, Poland, Russia, Spain, Thailand and Ukraine.

Skincare Clearasil sales accounted for £78.5m of core skincare sales. Our core skincare brands excluding Clearasil declined by 9.9%.

We are currently reviewing our strategy for our dry-skin products, to develop the current diversity of brands and products into a more coherent offer. Launches during the year included E45 itch relief cream, E45

350g and £45 500g pump in the UK, a new Aqeo shampoo and cream bath formulation for psoriasis in Germany, and the rollout of Xeramance Plus and Fluid into Italy.

The integration of Clearasil was completed on schedule and we quickly restored the brand from decline to 3% growth before our first wave of product launches. The business in the US, the biggest market for Clearasil, (47% of total sales) has already grown market share. In addition excellent distributors were appointed in the two most critical markets: Novartis in the US and Chuo Bussan in Japan. Novartis has already helped to re-establish Clearasil's relationship with Wal-Mart, the number one account, where sales into the company jumped 11% in the second half. Chuo Bussan specialises in marketing personal care brands, including Dr Scholl's and Coppertone.

We completed the transfer of European manufacturing from Procter & Gamble's facilities to our own production operation, and we have been able to improve our cost base and margins significantly. The revitalisation of the brand is now well underway. We have modernised the packaging and are developing new products to broaden Clearasil's positioning as a problem-skin brand. In March 2002 we launched Clearasil Instant Effects, Deep Cleansing Body Wash, Wipes and Overnight Protection Gel in the UK. We also launched Clearasil Face and Body Wash in Germany.

Disposals We continue to sharpen our focus on core categories and brands. Including Clearasil, core brands now account for 73% of total sales. In July we sold two non-core skincare brands, Onagrine and Nobacter, to Beiersdorf. As part of our drive for operating efficiencies we also sold our French factory to a local manufacturer in August. The exceptional loss on these disposals, resulting primarily from the write-back of goodwill, totalled £10.2m.

Outlook After a year of transition BHI has begun a new phase in its development. While our increased investment is likely to preclude significant profit growth this year, it will bring a substantial and sustained increase in organic sales growth. This could be augmented by one or more acquisitions if we can find appropriate targets at a price that enables us to add significant value. Our aggressive growth strategy gives BHI the potential to make a material contribution to group profits within the next four years.

handbag.com

(50% of joint venture)

Sales £m	0.6
Operating loss £m	(2.1)
www.handbag.com	

Revenues grew by 20% in a difficult year for online advertising sales.

Losses continue to reduce – our share was £2.1m, down 43% from £3.7m – and the business is still expected to reach breakeven in 2003/04.

Encouragingly, many mainstream brands are finding handbag.com an effective medium for trialling marketing campaigns. It has been used successfully to launch new products, build brand awareness, provide cost-effective market research, and drive sales and awareness both in-store and online.

With its monthly user base of half a million users, handbag.com is the UK's leading lifestyle website for women and one of the country's strongest consumer brands on the internet.

handbag.com gives us a valuable way of communicating with higher spending consumers: there is a strong fit between its users and a key segment of our most valuable customers.

Corporate social responsibility

A strong sense of social responsibility is part of the Boots heritage. Today it is reflected in the company's values and behaviours and made explicit in our statement of business purpose. We seek to respond to the legitimate concerns of our stakeholders wherever they are – in the workplace, the marketplace, the communities in which we operate and the environment that affects us all.

In recent years the concept of social responsibility has taken on a new importance. There has been increasing recognition of the critical contribution business can make to a much wider sustainability agenda, a heightened requirement for companies to demonstrate their practical engagement across a range of stakeholder issues, and greater awareness of the risks of not doing so. This has resulted in closer scrutiny of the policies we adopt, how we put them into practice, and the ways in which we measure and report performance.

Businesses benefit from being good employers, good neighbours and good citizens. And as guardians of the nation's most trusted retail brand, we are determined to live up to high stakeholder expectations. We are already achieving a great deal. Our environmental reporting is among the best in our sector. Our innovative community investment is widely respected. Our approach to social responsibility issues has been recognised by our inclusion in the FTSE4Good and Dow Jones Sustainability indexes. But we know we can do more and we are constantly reviewing and refining our policies and practices to meet our own high standards and the growing expectations of those whose confidence and support we rely on.

The exercise of social responsibility is not a moral crusade. And there need be no conflict between fulfilment of social obligations and vigorous pursuit of commercial objectives. Maximising shareholder value remains our governing objective. To achieve that objective, we need to recognise the risks to value – and the opportunities to create value – that arise from social, environmental and ethical matters. The greatest risk, always, is to reputation. By recognising and responding to stakeholder interests we aim to enhance our reputation at the same time as we continue to build a successful, competitive and, above all, sustainable business.

Our people

A business will only thrive when it builds on the skills and retains the commitment of the people who work within it. It is a key part of our corporate responsibility to achieve this by the way we reward our employees, develop and train them, and earn their trust. Our focus on wellbeing should be reflected in our management style as well as our customer offer.

Having been among the first companies to champion family friendly practices, we continue to seek ways of enabling our people to achieve work-life balance.

It is important that people feel they have a stake in the success of the business. In 2001, 66,000 employees received free shares under our 'Employee Share Scheme'. A further 20,000 will become eligible this year.

Organisational change inevitably creates uncertainty and can have painful consequences in some parts of the business. We are helping people to deal with those consequences through timely and honest communication, training where appropriate of employee representatives, and access to independent advice.

At a time of significant organisational change it is all the more important for our people to understand our business and vision for the future. During the year, everyone in the retail business – more than 52,000 people – underwent an innovative programme that explored, in small groups, the issues, opportunities and challenges that the company faces. This gave employees a shared experience and helped them to gain a better understanding of our markets, competitors and customers.

Running a more integrated business can mean that very different sets of skills are required. For example, the manager of a Boots store that now offers Dentalcare and Hearingcare needs to understand as much about delivering professional services as about maximising sales intensity. Training in new skills is being built into development programmes throughout the organisation. Increased investment in customer service training, which has been successfully trialled in our new core format stores, will be extended to all stores this year. A change in store management structure has given greater opportunity for our people to influence what happens at local level.

All our top 220 managers have completed an intensive leadership assessment programme and are working through individual development plans with the help of one-to-one coaching. We are now looking at the development needs of the next level of managers.

We are committed to encouraging everyone to contribute in an environment where they feel respected and valued. We constantly monitor the make-up of our workforce in terms of ethnic origin, gender, age and disability. We have been running a series of briefings which help people acknowledge and value the many ways in which we are different. These sessions communicate what harassment and discrimination actually mean, how to recognise them when a colleague is being affected, and how to take action.

Community investment

Last year Boots' investment in the community amounted to £5m in cash, charitable donations and sponsorships, and contributions in kind including the recycling of £1.9m worth of merchandise.

We are contributors to Business in the Community's Per Cent Club and we have worked closely with the London Benchmarking Group to develop and refine investment calculations. Our total now includes the value of our employees' time spent on voluntary activities. Last year we were able to quantify this at £500,000 after an audit of all Boots retail stores. Our front-line staff are our finest ambassadors and our stores receive many thousands of requests for information and support from their communities each year. We will continue to encourage and support stores in this crucial work.

During the past two years we have set out to relate our community investment more directly to the company's wellbeing objectives. Under the umbrella heading of Healthy Communities, our initiatives are focused on health, education and employee volunteering.

Time for a Treat workshops at Nottingham City Hospital last year demonstrated one way of linking community activities directly to the offering in our flagship stores. They aimed to boost the wellbeing of patients and community groups by providing health, beauty and complementary treatments, advice and workshops. In February, we also provided a Time for a Treat day for 200 hospital staff.

Our long-established merchandise recycling activity, now located within the Community Investment Centre on our main site in Nottingham, last year made donations to over 2,000 community-based projects. We supplied cosmetics to voluntary services in hospitals across England and a large consignment of toiletries to Afghanistan.

The recycling of thousands of empty film canisters supports the Neighbourhood Watch Datalink initiative. This scheme provides the elderly and vulnerable with a kit containing details of their medical condition. The details are placed in the canister and put in the fridge, where they can be easily located by the emergency services in the event of an accident or illness in the home.

Our educational initiatives include an interactive website (www.bootslearningstore.com) which went live in February after trials with over 500 students and 25 schools in England and Scotland. Developed with teachers and science advisers, the site is geared to the national curriculum and covers wellbeing and science-related topics. With modules ranging from headlice to sun protection, it reinforces Boots' position among young people as a source of authoritative, independent advice.

We provide professional development placements for teachers and last year managed over 3,500 work experience placements in our stores. We also work closely with teachers in the education partnership room at the Community Investment Centre to develop business related curriculum materials.

The Community Investment Centre is a focal point for much of our community activity, hosting meetings and events for a wide range of community partners and providing training programmes for employees.

Employee volunteering has long been a key component of our community activity, helping employees develop personally and professionally. Last summer a survey of employees on our main site in Nottingham showed that 40% of respondents were, or had been, involved in some form of community activity.

Last year we introduced a new literacy volunteering scheme, Project Boost, which has so far attracted 25 volunteers who support children in inner city schools. And eight team challenges involved staff in a variety of activities including the redevelopment of a school playground and decorating children's wards at a local hospital.

All volunteers can now achieve a new national qualification – the Certificate of Recognition as a Community Associate – through a structured learning programme. Boots was the first organisation to pilot and launch the Certificate to employees last year.

Information on our community investment performance is available on our website at www.boots-plc.com/communityinvestment. You can view our annual community investment performance report and download a summary from the site.

Ethical sourcing

We source products from all over the world and recognise our responsibility for the conditions under which these goods are manufactured. We seek to ensure that the manufacturing process does not involve abuse of basic human rights, that working conditions are safe and wage rates fair, and that there is no use of child or forced labour.

The principles we ask our suppliers to adopt are contained in the Boots Code of Conduct for Ethical Trading, based on International Labour Organisation standards, which was approved by the Board Social Responsibilities Committee in June 2000.

Having agreed company policy in this very sensitive area, we have done much work to design and implement effective processes, including risk assessment, factory audits, remedial action planning and performance monitoring.

Ensuring universal compliance with our Code is a major challenge but we are determined to do whatever is necessary to protect the health and wellbeing of those who provide their labour. And in so doing, to safeguard the company's reputation.

Environment

We have continued to make excellent progress across our business – particularly in areas such as energy and transport efficiency, and waste. We are pleased that this has been recognised in the Business in the Environment index.

Last year we set tough new targets on CO_2 emissions, building on past achievements in energy and transport efficiency. Reducing like for like CO_2 emissions due to energy consumption has proved challenging. However, we have quickly built on last year's successful initiative to increase the use of our return journeys from Boots store deliveries to bring suppliers' goods to our warehouses – eliminating the need for a supplier's vehicle to make the journey. This is now equivalent to reducing road journeys by more than 1.5m km (an 82% improvement), offsetting around 4% of the CO_2 emissions due to our commercial transport operations.

Potential annual waste disposal savings of around £300,000 have been achieved as a result of the successful trial to recycle plastic packaging from Boots stores, and the redesign of Strepsils packaging has saved around 84 tonnes of material and more than £30,000 costs in Boots Healthcare International.

While eco-efficiency is an essential focus for any business – it reduces costs while benefiting society – we are also determined to make a full contribution to the wider sustainable development agenda. That means operating and growing our business without compromising the ability of future generations to meet their own needs.

For Boots, a key sustainable development issue is the way our products are made. We are focusing on two areas: the chemicals we use and our impact on biodiversity.

Sustainability is an issue that is bigger than any one company. It demands the participation of all our stakeholders. For example, a responsible approach to products involves the co-operation not just of our suppliers but of their suppliers too.

That is why we have begun a consultation process involving all our stakeholders as an important step towards establishing a company policy on the use of certain chemicals in our products.

We believe that openness on environmental issues – and a willingness to adopt progressive thinking – will minimise risks to the business. It will safeguard our customers' interests and our brand's reputation.

Environmental performance is one of the most mature components of corporate social responsibility at Boots and we envisage using it as a template for reporting other areas. Because we recognise our stakeholders' desire for a single reporting standard to enable direct comparisons within our peer group, this year we are using our environmental report to trial the UN-backed Global Reporting Initiative guidelines – an international framework for reporting performance on sustainable development.

Boots is involved in a growing number of environmental initiatives such as Envirowise, a government-funded programme whose work includes encouraging environmental improvements throughout the supply chain. We also support the British Retail Consortium (BRC) manifesto *Towards Retail Sustainability* and are committed to meeting its targets. The BRC is just one of a number of organisations through which we play an active part in wider environmental debate.

Another example of our commitment to sustainability is the Commuter Plan operating on our main site in Nottingham, which was recently recognised by the Department for Transport, Local government and the Regions as 'one of the leading examples of best practice' in the UK.

The plan encourages employees to choose an alternative to a single-occupancy car for their journeys to and from work, while respecting the needs of the business and individual lifestyles. The car-share database now has over 1,000 members, and the increase in numbers of people cycling to work continues to buck the national trend.

Information on our environmental performance is available on our website at www.boots-plc.com/environment. You can view our annual environmental report and download a summary from the site.

Board of directors

8

4

3

7 5

6

2 1

*1 **John McGrath,** 63, appointed December 1997 and chairman since August 2000. Group chief executive of Diageo until his retirement in December 2000. He was group chief executive of Grand Metropolitan before GrandMet and Guinness merged in December 1997 to form Diageo. Previously chairman and chief executive of IDV, GrandMet's spirits and wines business.

2 Steve Russell, 57, chief executive since April 2000. He is also a non-executive director of Barclays. He joined Boots in 1967 and was formerly managing director of Boots The Chemists.

3 David Thompson, 59, deputy chief executive since April 2000 and finance director from 1990 to March 2002. He is also a non-executive director of Cadbury Schweppes. He joined Boots in 1966, was appointed finance director of Retail Division in 1980 and group financial controller in 1989. He is a chartered accountant.

4 Barry Clare, 48, marketing director and director of international businesses. He is also a non-executive director of Standard Chartered. Appointed to the board in 1999. He joined Boots in 1991 to lead the creation and development of the international consumer healthcare business, after gaining strategic marketing experience at Procter & Gamble and Diversey Corporation.

5 Ken Piggott, 53, managing director, Boots Retail operations. He joined Boots in 1970 and was appointed merchandise controller for the beauty and fashion department in 1983. On the creation of business centres in 1986, he became beauty business general manager, before becoming managing director of Childrens World, Do It All, Halfords and Boots The Chemists successively.

6 Andy Smith, 41, group personnel director. Joined Boots in 1997 as director of personnel, group. He was director of personnel for Boots The Chemists from 1999 before being appointed to the board in April 2001. Previously he worked for Pepsi Cola and Mars Confectionery.

7 Paul Bateman, 49, group operations director. Responsible for logistics, manufacturing, engineering, procurement and properties. Joined Boots in 2001 to lead supply chain and business services development. Previously worked for Procter & Gamble.

8 Howard Dodd, 42, appointed finance director April 2002. Howard is a chartered accountant and has gained significant international experience in finance and treasury in AstraZeneca and ICI.

10 9

11 12

13 14

*9 **Fiona Harrison,** 51, appointed 1994. Chief executive of Retail Stores, the holding company of Liberty department stores. A former director of Coats Viyella and chief executive of its Fashion Retail Division, which operates the Jaeger and Viyella retail chains. She is also a non-executive director of Scottish Media Group and of Thorntons.

*10 **Dr John Buchanan,** 58, appointed December 1997. Group chief financial officer and a managing director of BP. Formerly group treasurer and chief executive of BP Finance and chief operating officer of BP Chemicals. He is also a non-executive director of AstraZeneca.

*11 **Dr Martin Read,** 52, appointed 1999. Managing director and chief executive of Logica, one of the world's leading global IT solutions companies. Before taking over at Logica in 1993, he held a number of senior positions at GEC Marconi. He was appointed a non-executive director of British Airways in 2000 and served as a non-executive director of Asda Group from 1996 to 1999.

*12 **Sir Nigel Rudd,** 55, appointed December 1999 and deputy chairman since December 2001. Non-executive chairman of Kidde and non-executive chairman of Pilkington and of Pendragon. He is also a non-executive director of Barclays and of Bridgewell.

*13 **Hélène Ploix,** 57, appointed September 2000. Chairman of Pechel Industries. She is also a non-executive director of Ferring, Lafarge and Publicis.

*14 **Jan Bennink,** 45, appointed 2001. President and chief executive of Numico, a leader in Infant and Clinical nutrition and nutritional supplements. Previous experience includes seven years with Danone as president of the dairy division, six years with Benckiser in Italy and Germany and seven years with Procter & Gamble in Holland and the USA.

*Non-executive director

Financial review

Earnings per share p
(before exceptional items)


98
42.7
99
41.4
00
44.9
01
45.4
02
49.9

Free cash flow £m


98
203.2
99
95.0
00
376.2
01
60.2
02
485.6

At Boots we have a single overriding management objective that shareholders will get the best possible return on their investment in Boots over time, through dividend payments and share price increases.

The maximisation of cash flow over time is the key factor in value creation.

Group performance

Turnover Sales from businesses, including £3.9m share of joint ventures' turnover, increased by 2.0% to £5,332.2m.

Profit Operating profit before exceptional items and share of operating loss of joint ventures, increased by 7.2% to £646.4m. Profit on ordinary activities before tax rose 21.0% to £595.8m.

Earnings per share Basic earnings per share before exceptional items increased by 9.9% to 49.9p.

Dividend The board has proposed a final dividend of 19.3p. This brings the total dividend for the year to 27.4p, an increase of 4.2% over last year.

Interest Net interest receivable for the year was £13.2m compared with £1.1m net receivable in 2001.

Taxation The effective tax rate, before exceptional items, for the group was 31.0%, slightly below last year's rate of 31.4% (restated for the impact of FRS19).

Cash flow The following summary of cash flow demonstrates the company's ability to consistently generate free cash flow that is defined as the cash flow available to all the providers of capital.

Summary of cash flows	2002 £m	2001 £m
Operating cash flows before exceptionals	752	693
Exceptional operating cash flows	(29)	(29)
Acquisition/disposal of businesses	4	(33)
Purchase of fixed assets	(172)	(462)
Disposal of fixed assets	62	49
Disposal of own shares	8	8
Taxation paid	(139)	(167)
Other items	–	1
Free cash flow	486	60
Repurchase of shares	(36)	–
Dividends paid	(235)	(224)
Net interest	41	(22)
Net cash flow	256	(186)

Cash from operating activities before exceptionals was £751.7m, an increase of £58.1m on last year mainly arising through increased operating profit.

Purchase of fixed assets includes acquisition of intangible assets. Last year £461.8m included the acquisition of the Clearasil brand in December 2000 for a consideration of £237m which was the major factor in increasing the free cash flow by £426m to £486m.

Shares were purchased as part of the £300m buyback programme announced in March 2002. By the year end 7.0m shares had been repurchased at a cost of £45.9m.

The chart opposite shows the amounts of free cash flow generated by the group for each of the last five years.

Share price Our share price rose from 627p at the end of last year to 672.5p on 31st March 2002. The price ranged from a high of 694.5p to a low of 565p.

Our share price performance has been affected by the uncertainty around the future development of the business, in particular in Boots Retail. We are confident that the measures being taken which are described in the operating reviews will improve this performance.

Total shareholder return (TSR)

We ended the year at position nine in the following TSR table with a return in the five year period of 20.7%, which represents 3.8% on an annualised basis. This is a drop of two places compared to last year.

Shareholder returns of The Boots Company compared with peer companies, using average listed share prices over the three months to 31st March were as follows:

Five years to 31st March 2002	%
1 Smith and Nephew	197.6
2 Alliance UniChem	146.2
3 Tesco	134.5
4 Reckitt Benckiser	65.4
5 J Sainsbury	38.2
6 Kingfisher	34.3
7 WHSmith	34.2
8 GUS	23.4
9 Boots	**20.7**
10 Marks & Spencer	(9.4)

Changes in our competitors cause us to review the peer group from time to time and last year we highlighted the replacement of SmithKline Beecham with Debenhams. However, as Debenhams has been a listed company for only just over four years it will not appear as a peer company in the rolling five-year TSR monitor for another year.

Over a ten-year period our equivalent annualised return was 7.7%.

Pensions During the year we announced that Boots' £2.4bn pension scheme had adopted an investment strategy to reduce investment risk by selling all its equities and short term bonds and moving 100% into AAA/Aaa sovereign long-dated sterling bonds, which closely match the pension liabilities.

Matching pension assets and liabilities has reduced the risk of a material pension fund deficit, which would have to be met by increased company contributions, as well as fixing the company's long-term pension contribution at about £50m per annum. It has also reduced annual management charges and costs from about £10m to £0.25m and increased security for scheme members.

The three-year actuarial valuation, as at 1st April 2001, was finalised during the year. This values pension liabilities by discounting members' accrued pension rights at a AAA bond yield and takes pension assets at their market value. The actuarial valuation showed a funding surplus of £130m and the legal Minimum Funding Requirement showed a funding level of 138%, indicating that the pension scheme is in a healthy position.

The company recommenced contributions in November 1999. Following the actuarial valuation, the company and trustees have agreed to maintain company contributions at £50m per annum for three years from the valuation date.

FRS17, the new accounting standard for pensions, discounts pension commitments, including salary growth, at a AA bond yield. The value of liabilities at 31st March 2002 was £2.2bn and the market value of assets was £2.4bn, giving a pension scheme surplus of £0.2bn, before tax.

The service or operating cost for the full year under FRS17 would have been about £72m. The cost after net investment returns would be about £60m, or £63m if the fund had been in bonds for the whole year.

FRS17 requires companies to adopt the new accounting standard in its financial statements, no later than 2004. For clarity, we will be implementing the requirements early in our accounts to 31st March 2003.

Treasury policy and controls

Treasury policy seeks to manage financial risk and to ensure that enough liquidity is available to meet likely needs. We pay particular attention to risks arising from items, such as property leases, which are economic assets and liabilities, but which are not recognised by current accounting.

Note 19 on pages 53 and 54 shows further details under the disclosure requirements of FRS13 'Derivatives and Other Financial Instruments Disclosures'.

Controls Controls seek to prevent fraud and other unauthorised transactions as well as counterparty risk. The group's risk assurance and audit staff reviews annually the effective operation of key controls. Strict guidelines for cash investment apply worldwide, with cash held only in high quality bank deposits and commercial paper. Interest rate swaps, which the company uses to manage interest rate exposure, are strictly controlled and monitored, with each transaction authorised by the finance director. During the year we put a collateral arrangement in place with our major swap counterparties to minimise the marked-to-market risk.

Liquidity and funding The company has good access to the capital markets due to its strong credit ratings from Moody's and Standard and Poor's (P1/A1 and A1/A+). It is our policy to have credit ratings that maintain this good access. The group has credit facilities, with 10 banks, totalling £600m, which mature in 2004. These facilities remained undrawn during the year, with short term needs being met from uncommitted bank lines.

Lease liabilities In common with other UK retailers, the group has liabilities through its obligations to pay rents under property leases. Our current policy is to treat rent commitments on property leases as the economic equivalent of fixed rate debt. The following table shows the capitalised value of the committed after tax rents payable at 31st March 2002, excluding any likely increase in rents at rent reviews, discounted at the group's after tax cost of borrowing of 4.5% (6.4% before tax).

Maturity of commitment	Rent commitment at 31st March 2002 £m	Capitalised value £m
1 to 10 years	67.7	235.5
10 to 20 years	117.9	847.1
20 to 30 years	16.7	162.5
Over 30 years	5.8	79.0
Total	208.1	1,324.1

The analysis of rent payable commitments at the year end for businesses is:

	£m	%
Boots The Chemists	149.5	72
Halfords	53.0	25
Other	5.6	3
Total	208.1	100

Interest Policy is to maintain a balance between debt, including leases, at fixed and floating rates, but we do not hedge against the impact of short term interest rate movements.

The total value of lease-related swaps remains at £1.1bn and has a weighted average fixed receipt of 5.9%. During the year £650m of swaps with less than five years to maturity were extended and in total the swaps now have an average maturity of ten years. The company's other fixed rate borrowings have all been swapped into floating rate.

Given the overall cash, borrowing and interest rate swap position, each 1% increase or decrease in short term interest rate, changes the net interest figure by about £14m.

Currency exposure Modest sales and purchases are made from the UK in a range of currencies, but we do not hedge them into sterling. Currency liabilities are in place to match part of the economic value of our overseas businesses.

Capital structure Value can be achieved for shareholders by managing capital structure. Increasing debt lowers the after tax cost of capital and, since 1994, we have exploited this by distributing £1.35bn to shareholders in the form of share repurchase and special dividend, in addition to normal dividend payments. A balance has to be struck, however, between the advantages of debt and the resulting reduction in financial flexibility.

During the year our financial flexibility has been materially increased by switching the pension fund assets into bonds. This has allowed us to further reduce share capital by starting a £300m share repurchase.

Halfords demerger In April we announced our intention to demerge Halfords to concentrate on our core health and beauty business. In parallel, we are exploring the possibility of its sale and will choose the option that adds greater value for our shareholders. Halfords has a good record of profit growth and we are confident that it will thrive as an independent company.

Economic and Monetary Union (EMU) Boots implemented a change to the Euro in January in our stores in the Republic of Ireland and our non-retail businesses elsewhere in Europe. The transition went smoothly and the experience will help us should the UK decide to join.

Howard Dodd
Finance Director

Contents

Corporate governance

The requirements of corporate governance are set out in the Financial Services Authority (FSA) Listing Rules together with the related Principles of Good Governance and Code of Best Practice (the 'Combined Code'), now adopted by the FSA.

Directors are assisted in complying with the internal control requirements of the Combined Code by the Institute of Chartered Accountants in England and Wales' publication 'Internal Control: Guidance for Directors on the Combined Code' (the 'Turnbull guidance').

The board has reviewed the group's corporate governance policies and practice and has determined that the company complied with the provisions of the Combined Code throughout the period with one exception. At the start of the period Mr S G Russell had a service contract with a rolling two year notice period. He has since agreed without payment of compensation to reduce that notice period to a rolling one year, and accordingly the company now complies fully with the Code.

Board composition
Details of the board of directors are shown on pages 12 and 13 and in the directors' report on page 31. During the year there was a clear division of responsibilities at the head of the company, with Mr J B McGrath as chairman and Mr S G Russell as chief executive of the company. During the year, Mr J J H Watson retired from the board. Mr J Bennink and Mr A P Smith were appointed to the board during the year and Mr P Bateman and Mr H Dodd joined the board on 1st April 2002. After these changes the board comprises seven executive directors and seven non-executive directors.

The board considers all of its non-executive directors to be independent. Sir Nigel Rudd was appointed deputy chairman during the year and has been identified as the senior independent non-executive director.

The board considers that an independent director is one who has no relationship with any party which may undermine independence and who is not dependent on the company for his or her primary source of income or paid by the company in any capacity other than as a non-executive director, was not previously a senior manager of the company, and does not participate in the company's incentive bonus schemes or pension schemes.

Conduct of board meetings
The board normally has ten regular meetings in the year plus two further meetings to deal specifically with full year and half year results. Strategy meetings are convened as required. A schedule of powers reserved to the board is maintained comprising key events and decisions.

For all board meetings an agenda is established. For regular meetings this generally comprises reports from the chief executive, finance director and personnel director, reports on the performance of the businesses, major items of strategic expenditure to be approved and other significant policy issues. The board is also notified of any permissions given to directors and senior managers to deal in the shares of the company under the company's dealing code. Written reports are provided to the directors in advance of the board meeting. In addition the board considers at least annually the strategic plans of the group and individual businesses and is provided with other information as requested. From time to time directors receive presentations from management about key areas of the group's operations.

Full year and interim results are reviewed by the board audit committee and approved by the board prior to publication. Other price sensitive announcements may be published under the authority of a director.

In the furtherance of their duties, the directors have full access to the services of the company secretary and may take independent professional advice, at cost to the company, subject to a limit of £25,000 and prior notification to the chairman of the audit committee.

The group has a policy of providing corporate governance training for directors on appointment, if this is their first appointment to a public limited company board.

Board committees
There are four principal board committees, all of which operate within written terms of reference. Details of the present composition and the main responsibilities of these committees are as follows:

Board nominations committee
J B McGrath (chairman)
J Bennink
Dr J G S Buchanan
F M Harrison
H Ploix
Dr M P Read
Sir Nigel Rudd

The board nominations committee meets as dictated by circumstances and met three times during the year.

The main responsibility of the board nominations committee is to consider and make recommendations to the board about the appointment of directors, the standing for reappointment of directors and the structure and composition of the board generally.

Board audit committee
Dr J G S Buchanan (chairman)
J Bennink
F M Harrison
H Ploix
Dr M P Read
Sir Nigel Rudd

The board audit committee met three times during the year.

The main responsibilities of the board audit committee are:
- to review and advise the board on the interim and annual financial statements.
- to review with the external auditors the nature and scope of their audit and the results of that audit, any control issues raised by them and management's response.
- to make recommendations as to the appointment and remuneration of the external auditors and any question of their resignation or removal.
- to review the company's systems and practices for the identification and management of risk, to set the risk assurance audit plan and to receive regular reports on internal audit matters.
- to monitor compliance with the company's policies to prevent illegal and questionable corporate conduct.
- to review the major findings of internal investigations.

The external auditors are appointed annually at the annual general meeting. The board audit committee considers the reappointment of the auditors and reports its findings to the board. The board audit committee periodically considers the performance, cost and independence of the external auditors, including a comparison of audit fees with those of other retail and FTSE100 companies and a review of the level of service provided by the audit team throughout the group.

The audit firm may perform non-audit work for the group but only when its tender is considered superior to that of other consultants. A schedule of this non-audit work is provided annually to the board audit committee.

Board remuneration committee
Sir Nigel Rudd (chairman)
J Bennink
Dr J G S Buchanan
F M Harrison
J B McGrath
H Ploix
Dr M P Read

The board remuneration committee met five times during the year.

The committee, having no members who are executive directors or who have a personal financial interest in matters to be decided, is responsible to the board for determining, on behalf of the board, the remuneration, terms and conditions and bonus schemes for the executive directors, having regard to performance. A report on the remuneration of directors appears on pages 21 to 27.

Board social responsibilities committee
F M Harrison (chairman)
Dr M P Read
A P Smith

The board social responsibilities committee met once during the year.

The main responsibility of the board social responsibilities committee is to keep under review and advise the board on the company's policies and practices in the areas of social responsibility including those relating to health, safety, the environment, equal opportunities, race relations, employment of the disabled and ethical matters.

Investor relations
Communications with shareholders are given a high priority. A rolling programme of meetings between institutional shareholders and executive directors is held throughout the year, in addition to the annual and half year results presentations and the annual general meeting. In addition, a magazine for private investors is produced.

All members of the board usually attend the annual general meeting. A business presentation is given at the meeting, followed by a question and answer session. The notice of the meeting together with any related papers is sent to shareholders at least 20 working days before the meeting, or for those who have elected for electronic communication, notice is given to such shareholders of the availability of papers on the company's website. Shareholders are given the opportunity to vote on each separate issue. Postal proxy votes will be counted and summary figures are announced after the vote on show of hands on each item.

Internal control

The directors have overall responsibility for the group's system of internal control and for reviewing its effectiveness. The system of internal control is designed to manage, rather than eliminate, the risk of failure to the achievement of business objectives. Such a system can, however, provide only reasonable, and not absolute, assurance against material misstatement or loss.

Members of the board have responsibility for monitoring the conduct and operations of individual businesses within the group. This includes the review and approval of business strategies and plans and the setting of key business performance targets. The executive management responsible for each business are accountable for the conduct and performance of their business within the agreed strategies.

Business plans provide a framework from which performance commitments have been agreed between the chief executive and each business. These commitments incorporate financial and strategic targets against which business performance is monitored. This monitoring includes the examination of and changes to rolling annual and half year forecasts and monthly measurement of actual achievement against key performance targets and plans.

The group has clear requirements for the approval and control of expenditure. Strategic investment decisions involving both capital and revenue expenditure are subject to formal detailed appraisal and review according to approval levels set by the board. Operating expenditure is controlled within each business with approval levels for such expenditure being determined by the individual businesses.

Executive management are responsible for the identification, evaluation and management of the significant risks applicable to their areas of business. These risks are assessed on a regular basis and may be associated with a variety of internal or external sources. In making this assessment the executive management have considered the impact of the group change programme on the control environment. This continuous process has been in place for the year ended 31st March 2002 and up to the date of approval of the Annual Report and Accounts and accords with the Turnbull guidance.

Annually, businesses provide certified statements of compliance with the group's system of internal control, which are supported by assessments of key business risks, controls and resulting exposures.

The group risk assurance function (encompassing internal audit) works throughout the group to further develop, improve and embed risk management processes and tools in the business operations. It also provides assurance to the board that risk management practices address the key risks faced by the group including risks that could arise from social, environmental and ethical matters. Its work includes an assessment of the risks and controls throughout the group and its findings are reported to senior management responsible for the area concerned. Group risk assurance also reports regularly to the audit committee.

The audit committee assists the board in fulfilling its oversight responsibilities, primarily reviewing the reporting of financial and non-financial information to shareholders, the systems of internal control and risk management, and the audit process. The external auditors and the head of group risk assurance attend all meetings.

The group's system of internal control is monitored regularly by the board, its committees, the group risk assurance function, and management.

Social, environmental and ethical matters

The board recognises the importance of social, environmental and ethical matters to its business. Identifying and managing risks to the company's reputation has been described above and has a high priority, and the adoption and implementation of the company's code of ethical trading, described on page 11, has addressed one of the most important of them. Morever, the company has for many years recognised the benefits that accrue from responsible employment, environmental and community policies which are also described elsewhere in this report. The evaluation of the company's performance in social, environmental and ethical matters is ongoing.

Going concern

Having considered group cash flow forecasts and strategic plans, the directors are satisfied that the company has adequate resources to continue in operational existence for the foreseeable future. For this reason, they continue to adopt the going concern basis in preparing the financial statements.

Directors' remuneration report

This report has been prepared in compliance with Schedule B of the Combined Code annexed to the Listing Rules of the Financial Services Authority.

Company policy on directors' remuneration

The present membership and the main responsibilities of the remuneration committee are detailed in the corporate governance statement on page 19. The chief executive has also advised the committee when requested. The committee has appointed Towers Perrin to provide it with external advice in determining the appropriate remuneration, terms and conditions and bonus schemes for the executive directors.

Remuneration policies

In determining remuneration policies, the board has followed the provisions set out in Schedule A of the Combined Code. It is the practice of the board to maintain contact where appropriate with its major shareholders about remuneration issues. Remuneration policies for the executive directors and the senior management team are aligned with the board's governing objective. This objective is to maximise the value of the company for the benefit of shareholders in terms of total shareholder return represented by share price movement and the value of dividends as if reinvested when paid. Executive bonuses are seen as a means of reinforcing this objective and rewarding executives for their achievement.

Remuneration policies are based on the following foundations:

Pay levels Executive directors' salaries and non-executive directors' fees are positioned at competitive levels in the light of independent assessment of market practices. Bonus schemes provide an opportunity for executives to receive additional rewards if, and only if, business performance reaches specified objectives and targets.

Link with business strategy The way that performance is measured for executive directors flows from, and is consistent with, business strategy and therefore a significant element of an executive director's bonus is tied to generating long term returns for shareholders which compare well with other leading companies.

The role of equity Share ownership provides an effective way to align the interests of shareholders and executives. For all performance periods commencing on or after 1st April 2002 the whole of an executive director's long term bonus is payable in shares of the company, and executive directors now participate in a share option plan. Moreover, the remuneration committee has adopted a policy of requiring executive directors over time to achieve a holding in the company's shares having a value equivalent to their salary.

Directors' remuneration

Analysis of emoluments and long term bonuses are shown on pages 22 to 24. Details of shareholdings, outstanding share options and gains on share options are shown on pages 24 to 26 and pension entitlements on page 26.

Components of emoluments

Salaries and fees Salaries of executive directors reflect the scope of, and changes in, their responsibilities and are reviewed annually by the remuneration committee with reference to external comparisons. The board sets the level of remuneration of the non-executive directors by reference to practice in other leading companies.

Short term executive bonus scheme This scheme rewards executive directors for achieving operating efficiencies and profitable growth in the relevant year by reference to challenging but achievable forecasts derived at the beginning of the year from strategic plans.

During 2001/02, the performance criterion was profit after tax. A bonus of 10% of base salary was payable for performance at 92.5% of profit after tax target, rising to 35% of salary for performance at target level and to a maximum of 60% when profit after tax was 105% of target or above. Performance against target during the year was such that a bonus equal to 30% of salary was earned by executive directors.

Long term bonus schemes and share options Details of these components are shown on pages 23 and 24 and pages 25 and 26 respectively. The long term schemes provide a direct link between the pay of executive directors and the creation of value for shareholders by rewarding directors for the company's performance in terms of total shareholder return (TSR) over a three or four year performance period relative to a peer group of ten other leading companies which the remuneration committee consider to be appropriate comparators by virtue of their size and markets in which they operate.

The peer group is reviewed before each performance cycle to maintain its relevance. At the end of the cycle for the period up to 31st March 2002 the relevant peer group was:

Alliance UniChem
Debenhams
Great Universal Stores
Kingfisher
Marks & Spencer
Reckitt Benckiser
J Sainsbury
Smith & Nephew
Tesco
WHSmith

Share options reward directors only if share price growth is achieved and if a performance target is met.

Other benefits Executive directors receive other benefits, including a company car, sick pay and holidays, which overall provide a reasonably competitive package comparable with that provided by other major companies.

An analysis of directors' emoluments relating to the above components is shown below.

Analysis of directors' emoluments £000	Salaries and fees	Short term bonuses	Other benefits	Total 2002	Total 2001
Sir Michael Angus (deputy chairman until retirement on 31st December 2000)	–	–	–	–	71
J Bennink (from 10th September 2001)	17	–	–	17	–
Lord Blyth (chairman until retirement on 31st July 2000)	–	–	–	–	338
Dr J G S Buchanan	30	–	–	30	30
B Clare	350	105	17	472	355
F M Harrison	30	–	–	30	30
J B McGrath (chairman from 1st August 2000)	250	–	5	255	147
K S Piggott	350	105	10	465	382
H Ploix (from 7th September 2000)	30	–	–	30	17
Dr M P Read	30	–	–	30	30
Sir Peter Reynolds (retired on 27th July 2000)	–	–	–	–	10
Sir Nigel Rudd (deputy chairman from 3rd December 2001)	55	–	–	55	36
M F Ruddell (retired from the board on 31st March 2001)	–	–	–	–	386
S G Russell	575	173	16	764	632
A P Smith (from 1st April 2001)	250	75	11	336	–
D A R Thompson	470	141	16	627	571
J J H Watson (retired on 31st July 2001)	130	26	4	160	312
Sir Clive Whitmore (retired on 31st March 2001)	–	–	–	–	30
	2,567	625	79	3,271	3,377

In addition Mr M F Ruddell remained employed by the company until 31st July 2001, receiving a salary of £162,000 and short term bonus of £31,000 as an employee.

Entitlements based on completed long term bonus periods

For the four-year cycle which ended on 31st March 2002 the amount of bonus depended upon the company's comparative performance against its peer group on the following scale:

Comparative position in peer group league table	1	2	3	4	5	6	7	8	9	10	11
Bonus % of average annual salary	90	90	90	65	55	45	35	Nil	Nil	Nil	Nil

For this cycle, the company achieved position ten in the league table above. Accordingly, no long term bonus was earned by executive directors in respect of periods while serving as such (2001 Nil). However, Mr B Clare and Mr K S Piggott earned cash bonuses derived from long term bonus schemes for Boots Healthcare International and Halfords respectively before they became executive directors, and the cash half of that earned bonus is shown in the table below and will be paid in June 2002. The remaining half will be converted into shares in the company. The number of shares will be calculated by dividing that half by the quotation for a share as derived from the Daily Official List of the London Stock Exchange on the date for payment of the cash proportion (in 2002, being 19th June).

Shares conditionally awarded in respect of prior periods have vested in the year and the value of these is also shown in the table below:

£000	Cash	Value of vested shares	Total 2002	Total 2001
B Clare	5	19	24	21
K S Piggott	15	19	34	23
M F Ruddell	–	–	–	49
S G Russell	–	45	45	52
A P Smith	–	–	–	–
D A R Thompson	–	50	50	58
J J H Watson	–	25	25	25
	20	158	178	228

The value of the vested shares is based on the middle market price on the date of vesting of the share awards.

For previous cycles these shares were conditionally awarded and vested in the employee after three years further employment. For the cycle ended on 31st March 2002 any shares awarded vest on award without a holding period.

Details of the numbers of shares which have been conditionally awarded during the year in respect of the cycle which was completed at the end of the previous financial year, and for previous cycles, are shown below. Shares that vested in the year and the cumulative total of shares outstanding at 31st March, or date of retirement are also shown below:

Number of shares	Conditional entitlement 2002	Conditional entitlement 2001	Conditional entitlement 2000	Conditional entitlement 1999	Vested 2002	Cumulative total
B Clare	–	7,757	4,621	3,221	(3,221)	12,378
K S Piggott	–	6,437	4,570	3,251	(3,251)	11,007
M F Ruddell	–	13,905	9,552	6,991	–	30,448*
S G Russell	–	17,858	11,200	7,652	(7,652)	29,058
A P Smith	–	3,041	1,382	–	–	4,423
D A R Thompson	–	18,140	12,072	8,538	(8,538)	30,212
J J H Watson	–	10,525	6,377	4,242	(4,242)	16,902*
	–	77,663	49,774	33,895	(26,904)	134,428

* at date of retirement

Part of Mr B Clare's and all of Mr K S Piggott's and Mr A P Smith's cumulative entitlements accrued before they were appointed to the board on 1st April 1999, 1st April 2000 and 1st April 2001 respectively.

The value of the award is not determined until the vesting date, which for 2000 and 2001 entitlements is June 2002 and June 2003 respectively.

Entitlements under incomplete long term bonus periods

For the four year cycles that commenced in April 1999 and April 2000 a maximum potential bonus award (MPBA) is calculated for executive directors by multiplying the basic annual salary at the beginning of the cycle by a factor of 125%. The MPBA is then expressed in share units using the average share price over the previous three months. At the end of the performance cycle a percentage of the MPBA is gained based on the TSR performance against a peer group of ten other leading companies. The scale applied is:

Comparative position in peer group league table	1	2	3	4	5	6	7	8	9	10	11
% of MPBA gained	100	80	64	48	36	24	Nil	Nil	Nil	Nil	Nil

The value of the award is affected by share price movement over the four years. For these performance cycles, one half of the award is paid in cash after the end of each performance cycle and one half in shares. The value of the cash bonus is calculated by multiplying one half of the number of earned share units by the average share price over the last three months of the performance cycle, as derived from the Daily Official List of the London Stock Exchange.

The MPBA (in shares) for cycles which commenced on 1st April 1999 and 1st April 2000 are shown below:

	MPBA 1999-2003	MPBA 2000-2004	Total
B Clare	66,748	28,991	**95,739**
K S Piggott	72,816	22,087	**94,903**
S G Russell	121,359	50,566	**171,925**
A P Smith	38,653	12,716	**51,369**
D A R Thompson	109,223	50,566	**159,789**
	408,799	164,926	**573,725**

The price when the 1999-2003 and 2000-2004 MPBA's were calculated was 927p and 515p respectively. The actual awards for this scheme will not be determined until June 2003 and June 2004 respectively.

For performance periods commencing on or after 1st April 2002 the performance cycle has been reduced to three years but bonuses will be paid wholly in shares. Otherwise the scheme operates the same way as described above for the schemes beginning in 1999 and 2000. Due to the reduction in the performance period no performance cycle commenced in April 2001.

Directors' shareholdings and share options

The beneficial interests of the directors in office at 31st March 2002 and their families in the share capital of the company at 31st March 2002 are shown below. The company's register of directors' interests, which is open to inspection, contains full details of directors' interests in the company's shares.

Shareholdings	Ordinary shares 2002	Ordinary shares 2001
J Bennink	–	–*
Dr J G S Buchanan	**2,000**	2,000
B Clare	**10,126**	8,209
F M Harrison	**3,061**	3,061
J B McGrath	**2,829**	2,731
K S Piggott	**48,533**	46,620
H Ploix	**1,619**	1,600
Dr M P Read	**3,500**	3,500
Sir Nigel Rudd	**2,000**	2,000
S G Russell	**60,612**	56,087
A P Smith	**998**	–*
D A R Thompson	**92,863**	86,226

*at date of appointment

Each executive director was also deemed, as a potential beneficiary, to have an interest in the 1,776,677 (2001 1,967,878) ordinary shares of the company held by Boots ESOP Trust Ltd, on behalf of Boots Employee Trust, established to facilitate the operation of the company's executive bonus schemes and in 14,878,241 (2001 16,525,264) ordinary shares of the company held by Boots (QUEST) Trustee Limited, on behalf of Boots Qualifying Employee Share Trust, established in connection with the company's UK all-employee SAYE Share Option Scheme and in 1,574,156 (2001 1,666,724) ordinary shares of the company held by Boots Share Plan Trustees Limited, established to hold shares for employees in connection with The Boots Company All Employee Share Ownership Plan 2000 (the AESOP). No director holds any loan capital. The personal shareholdings of directors in office at 31st March 2002 remain unchanged on 29th May 2002, other than each of Mr B Clare, Mr A P Smith and Mr D A R Thompson now hold a further 17 shares purchased under the partnership share element of the AESOP, and the number of shares held by Boots (QUEST) Trustee Limited, the Boots ESOP Trust Ltd and the AESOP have reduced, thereby reducing directors' deemed interest.

All Employee Share Option Plan (AESOP)

In the period to 31st March 2001 Boots established an AESOP to enable staff, including executive directors, to become shareholders in the company. In March 2001, under the free share part of the plan, the executive directors were each given the opportunity to be awarded 42 shares, the same number as any employee with average contracted hours of 35 or more per week. All the executive directors except for Mr D A R Thompson opted to receive this award. Shares in this part of the AESOP must normally be held in trust on behalf of the employees for at least three years.

In the period to 31st March 2002 Boots implemented the partnership share element of the plan, giving employees including executive directors the opportunity to purchase shares from their pre-tax income, subject to a maximum of £125 per month, with effect from April 2002.

The Boots Executive Share Option Plan 2001

The 2001 annual general meeting of the company approved the establishment of the Executive Share Option Plan 2001, under which executive directors and other employees can be granted options to subscribe for ordinary shares in the company. The exercise price of options granted under the scheme is the average of the mid-market value of the shares in the three days preceding the grant of an option. The rules of the plan require the exercise of options in the period between 3 and 10 years from grant, subject to satisfaction of any performance condition stipulated at the time of grant. Options granted to executive directors must be subject to the satisfaction of a performance condition. The condition imposed in respect of options granted during the year was average annual growth in earnings per share over the relevant period at least equal to the increase in the index of retail prices + 3%. The maximum number of options that can be granted to any executive director in any financial year of the company is options having an exercise price of twice the annual basic salary of the director, and during the year, options were granted as follows:

	At 630p	2002 Total
B Clare	**55,555**	**55,555**
K S Piggott	**55,555**	**55,555**
S G Russell	**91,269**	**91,269**
A P Smith	**39,682**	**39,682**
D A R Thompson	**74,603**	**74,603**

The Boots Save as You Earn Scheme

Under a savings-related scheme, established in 1990 and extended at the 2001 annual general meeting of the company, options may be offered to employees, including executive directors, enabling employees to subscribe for ordinary shares in the company at approximately 80% of the market price of those shares at the date of grant, subject to participation in a designated savings scheme. No options have been granted under the scheme since July 1999, but certain executive directors hold options under that scheme as follows:

	485p	588p	808p	624p	2002 Total	2001 Total
B Clare	**3,216**	**–**	**–**	**–**	**3,216**	3,216
K S Piggott	**–**	**1,173**	**341**	**324**	**1,838**	2,264
S G Russell	**–**	**–**	**–**	**2,704**	**2,704**	2,704
A P Smith	**–**	**–**	**–**	**1,552**	**1,552**	1,552*
D A R Thompson	**–**	**1,760**	**–**	**–**	**1,760**	3,182
J J H Watson	**3,556**	**–**	**–**	**–**	**3,556****	3,556

*at date of appointment
** at date of retirement

During the year Mr D A R Thompson exercised SAYE options in respect of 1,422 shares and options in respect of 426 shares for Mr K S Piggott lapsed. Mr J J H Watson exercised SAYE options in respect of 3,556 shares after ceasing to be a director.

Information on the company's SAYE share option scheme, including dates from when options are exercisable and expiry dates, is shown in note 22.

The market price of the company's shares at 31st March 2002 was 672.5p and the range of market prices during the year was 565p to 694.5p.

Directors' interests in share options on 29th May 2002 remain unchanged.

Gains on share options

Gains on share options represent the number of shares under options which have been exercised, valued at the difference between the market price at the date of exercise and the exercise price paid.

Details of gains on share options exercised during the year are as follows:

	Exercise price	Number of shares	Market price at date of exercise	Gain 2002 £000	Gain 2001 £000
K S Piggott				–	9
D A R Thompson	485p	1,422	686p	3	–
Total				3	9

Pension entitlement

All executive directors in office at 31st March 2002 receive pension entitlements from the company's principal UK defined benefit pension scheme, referred to in note 26, and supplementary pension arrangements which provide additional benefits aimed at producing a pension of two-thirds final base salary at normal retirement age, subject to completing 20 years service. Non-executive directors are not members of any company pension arrangements. Pension entitlement is calculated only on the salary element of remuneration.

Details of pensions earned by the executive directors in office at 31st March 2002 or at date of retirement are shown below:

	Age at 31st March 2002	Directors' contributions during the year £000	Total accrued pension entitlement at 31st March 2002 £000	Increase in accrued pension entitlement during the year £000
B Clare	48	17	114	31
K S Piggott	53	17	189	30
S G Russell	57	27	349	51
A P Smith	41	12	33	16
D A R Thompson	59	22	309	18
J J H Watson*	60	4	166	5

*at date of retirement

The total accrued pension entitlement for Mr S G Russell, the highest paid director, at 31st March 2001 was £294,000.

The pension entitlement shown is that which would be paid annually on retirement based on service to the end of the year. No account is taken of any retained benefits from previous employments which will act to reduce the benefits shown. The increase in accrued pension during the year is after deducting the increase due to inflation, at the rate of 1.7%, on the previous year's accrued pension. Members of the scheme have the option to pay additional voluntary contributions; neither the contributions nor the resulting benefits are included in the above table.

The normal retirement age is 60. Early retirement is available subject to Trustee consent and a reduction in the accrued pension. Under the early retirement terms the pension can be drawn from age 59 without reduction. Mr J J H Watson retired on 31st July 2001 and no further benefits accrued after this date and in respect of Mr J J H Watson the above figures relate to the period from 31st March 2001 to 31st July 2001.

On death after retirement, spouses' pensions of two-thirds of members' pensions and childrens' pensions of two-ninths of members' pensions for up to three dependent children are payable (subject to Inland Revenue limits).

Pensions in payment are guaranteed to be increased annually by 5% or the increase in RPI if less.

Additional increases may be granted at the discretion of the Trustees subject to the consent of the company.

Any transfer value calculations would make allowance for discretionary benefits including pension increases and early retirement.

Contracts of service

The chairman, Mr J B McGrath, has an agreement with the company relating to his services as chairman, which is terminable by either party without notice. None of the non-executive directors has a service contract, including Sir Nigel Rudd, who was appointed deputy chairman on 3rd December 2001, and who with Mr J Bennink is standing for reappointment as director at the annual general meeting.

All executive directors' service contracts terminate when the director in question reaches the age of 60.

All the executive directors' service contracts are terminable by the company on one year's notice, Mr S G Russell having voluntarily reduced his notice period from two years to one year during the year. Mr D A R Thompson's contract expires at normal retirement age on 4th September 2002. Mr P Bateman, Mr B Clare, Mr H Dodd and Mr S G Russell are standing for reappointment at the annual general meeting. If any service contract were to be terminated by the company giving less than the contractual period of notice, the requirement for the director to mitigate his loss would be taken into account in determining any resulting compensation.

It is recognised that directors may be invited to become non-executive directors of other companies and that the additional experience and knowledge that this brings will benefit the company. Accordingly, the policy is to allow executive directors to accept up to two such appointments where no conflict of interest arises, and to retain the fees received.

By order of the board
M J Oliver
Secretary
29th May 2002

Directors' responsibilities statement

Company law requires directors to prepare financial statements for each financial year which give a true and fair view of the state of affairs of the company and of the group and of the profit and loss of the group for that period. In preparing those financial statements, directors are required to:

- select suitable accounting policies and then apply them consistently;
- make judgements and estimates that are reasonable and prudent;
- state whether applicable accounting standards have been followed, subject to any material departures disclosed and explained in the financial statements; and
- prepare the financial statements on the going concern basis unless it is inappropriate to presume that the company and the group will continue in business.

The directors are responsible for keeping proper accounting records which disclose with reasonable accuracy at any time the financial position of the company and to enable them to ensure that the financial statements comply with the Companies Act 1985. They have general responsibility for taking such steps as are reasonably open to them to safeguard the assets of the group and to prevent and detect fraud and other irregularities.

Independent Auditors' Report to the members of The Boots Company PLC

We have audited the financial statements on pages 32 to 63.

Respective responsibilities of directors and auditors The directors are responsible for preparing the Annual Report. As described on page 28, this includes responsibility for preparing the financial statements in accordance with applicable United Kingdom law and accounting standards. Our responsibilities, as independent auditors, are established in the United Kingdom by statute, the Auditing Practices Board, the Listing Rules of the Financial Services Authority, and by our profession's ethical guidance.

We report to you our opinion as to whether the financial statements give a true and fair view and are properly prepared in accordance with the Companies Act 1985. We also report to you if, in our opinion, the directors' report is not consistent with the financial statements, if the company has not kept proper accounting records, if we have not received all the information and explanation we require for our audit, or if information specified by law or the Listing Rules regarding directors' remuneration and transactions with the group is not disclosed.

We review whether the statement on pages 18 to 20 reflects the company's compliance with the seven provisions of the Combined Code specified for our review by the Listing Rules, and we report if it does not. We are not required to consider whether the board's statements on internal control cover all risks and controls, or form an opinion on the effectiveness of the group's corporate governance procedures or its risk and control procedures.

We read the other information contained in the Annual Report, including the corporate governance statement, and consider whether it is consistent with the audited financial statements. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements.

Basis of audit opinion We conducted our audit in accordance with Auditing Standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the group's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

Opinion In our opinion the financial statements give a true and fair view of the state of affairs of the company and the group as at 31st March 2002 and of the profit of the group for the year then ended and have been properly prepared in accordance with the Companies Act 1985.

KPMG Audit Plc

KPMG Audit Plc
Chartered Accountants
Registered Auditor
Birmingham
29th May 2002

Directors' report

The directors of The Boots Company PLC present their annual report to shareholders, together with the audited financial statements for the year ended 31st March 2002.

Principal activities

The group's principal activities during the year were:
- retailing of chemists' merchandise and autoparts.
- the provision of opticians' and other healthcare services.
- the development, manufacture and marketing of healthcare and consumer products.
- property investment, development and management.

Further information on the group's continuing activities is provided in the review of operations on pages 4 to 9.

Business review and future developments

A review of group activities during the year, research and development, and likely future developments are dealt with in the chairman's statement, chief executive's review and review of operations on pages 1 to 9.

Group results

The group profit and loss account for 2002 shown on page 32 includes the following details:

	2002 £m	2001 £m
Turnover (including share of joint ventures)	**5,332.2**	5,226.2
Profit on ordinary activities before exceptional items and taxation	**638.7**	581.1
Profit on ordinary activities before taxation	**595.8**	492.2

Appropriations

The directors recommend the payment of a final dividend of 19.3p per share which, if approved by shareholders, will be paid on 16th August 2002 to shareholders registered on 14th June 2002. When added to the interim dividend of 8.1p paid on 1st February 2002, this makes a total dividend payment for the year of 27.4p per share (2001 26.3p per share). Payment of these dividends requires £240.6m (2001 £231.6m), leaving a profit of £163.7m (2001 £91.0m, restated due to FRS19) retained in the business.

Group structure

On 26th April 2001, Boots completed the sale of Roval, a private label manufacturing business in France and Spain, to the existing Roval management team.

On 3rd July 2001 the skincare brands Onagrine and Nobacter were sold to Beiersdorf, and the factory in France was disposed of.

On 13th July 2001 an agreement was reached with the Mitsubishi Corporation (a joint venture partner) to close trial retail stores in Japan and dissolve the joint venture.

On 18th July 2001 Boots and Sainsbury's agreed to trial Boots health and beauty offer in six Sainsbury's out-of-town superstores.

On 25th July 2001 Boots announced the sale of the garage servicing arm of Halfords to the Automobile Association.

On 24th September 2001 following 12 months of operation, the on-line photographic services from bootsphoto.com were discontinued.

On 31st January 2002 Boots and Watsons, the largest drugstore chain in South East Asia, agreed to introduce Boots brand implants in around 100 Watsons stores across Taiwan.

On 17th April 2002 Boots announced its intentions to demerge Halfords, whilst at the same time exploring the possibility of a sale to realise greater value for shareholders.

Share capital

Details of changes in the share capital are shown in note 22 to the financial statements on page 57.

At the annual general meeting on 26th July 2001, shareholders authorised the company to make market purchases of its own ordinary shares of 25p each.

In March 2002, the company entered the market and purchased 7.0 million shares which have subsequently been cancelled. This represented 0.8% of the shares in issue at the end of the period and the total cost was £45.9m.

At the forthcoming annual general meeting on 25th July 2002, shareholders will be invited to renew the company's authority to make market purchases. The authority will be limited to the purchase of not more than 89.3 million ordinary shares, being approximately 10% of the ordinary shares in issue at the date of this report; the maximum price payable to be no more than 5% above the average of the closing mid market quotations for the five business days before the purchase, with the minimum price being the nominal value, exclusive of any expenses payable by the company.

Details of shares acquired by Boots Qualifying Employee Share Trust, Boots All Employee Share Option Plan and Boots ESOP Trust are shown in note 12.

Shareholders

As at 29th May 2002 the register maintained by the company under Section 211 of the Companies Act 1985 contains a notification to the company that the Prudential Corporation group of companies holds 3.99% of the issued ordinary share capital of the company and Legal & General Investment Management holds 3.00% of the issued ordinary share capital of the company.

Fixed assets
The directors are of the opinion that the market value of the group's properties at 31st March 2002 is 14.5% higher than that stated in the financial statements. It is not anticipated that any significant taxation will become payable on the revaluation surplus, as taxation gains on properties used for the purpose of the group's trade is expected to be deferred indefinitely or eliminated by capital losses.

Payment of suppliers
The group is a signatory of the Better Payment Practice Code. It is the policy of the group to agree appropriate terms and conditions for its transactions with suppliers (by means ranging from standard written terms to individually negotiated contracts) and that payment should be made in accordance with those terms and conditions, provided that the supplier has also complied with them.

The number of days' company purchases outstanding at 31st March 2002 was 25.

Staff
The group continues to involve staff in the decision-making process and communicates regularly with them during the year. Their involvement in the company's performance is encouraged with employee bonus and share schemes. The involvement extends to the board of Boots Pensions Ltd, on which there are three employee representatives as well as a retired employee. The group's aim for all members of staff and applicants for employment is to fit the qualifications, aptitude and ability of each individual to the appropriate job, and to provide equal opportunity, regardless of sex, religion or ethnic origin. The group does all that is practicable to meet its responsibility towards the employment and training of disabled people. Where an employee becomes disabled, every effort is made to provide continuity of employment in the same job or a suitable alternative.

Charitable and political donations
Cash donations for charitable and educational purposes in the UK for the year were £2.1m (2001 £2.9m). The company made no political payments in the accepted sense. However, it did permit employees time off work with pay to carry out their duties as local government councillors, and full time trade union officials paid by the company may have devoted some of their time to activities not directly related to the affairs of the company; the company is advised that by so doing it may be considered to have incurred EU political expenditure or have made an EU political donation within the meaning of those terms in the Political Parties Elections and Referendum Act 2000. Further information on community investment is shown on pages 10 and 11.

Directors
Details of directors are shown on pages 12 and 13. Mr J J H Watson was a director until his retirement from the board on 31st July 2001.

Mr B Clare, Sir Nigel Rudd and Mr S G Russell retire by rotation at the annual general meeting in accordance with Article 87 and offer themselves for reappointment.

Mr P Bateman, Mr J Bennink and Mr H Dodd who were appointed as directors on 1st April 2002, 10th September 2001 and 1st April 2002 respectively retire at the annual general meeting in accordance with Article 86 and offer themselves for reappointment.

Information on service contracts and details of the interests of the directors and their families in the share capital of the company at 31st March 2002 are shown in the directors' remuneration report on pages 21 to 27.

Mr D A R Thompson is retiring as a director of the company later this year.

Auditors
A resolution to reappoint KPMG Audit Plc as auditors and to authorise the directors to fix their remuneration will be proposed at the annual general meeting.

By order of the board
M J Oliver
Secretary
29th May 2002

Group profit and loss account

For the year ended 31st March 2002	Notes	Before exceptional items 2002 £m	Exceptional items (note 3) 2002 £m	Total 2002 £m	Restated* Before exceptional items 2001 £m	Restated* Exceptional items (note 3) 2001 £m	Restated* Total 2001 £m
Turnover: group and share of joint ventures	1	5,332.2	–	5,332.2	5,226.2	–	5,226.2
Less: share of joint ventures' turnover		(3.9)	–	(3.9)	(5.3)	–	(5.3)
Group turnover		5,328.3	–	5,328.3	5,220.9	–	5,220.9
Group operating profit		646.4	(16.4)	630.0	603.1	(50.5)	552.6
Share of operating loss of joint ventures		(20.9)	–	(20.9)	(23.1)	–	(23.1)
Total operating profit including share of joint ventures	2	625.5	(16.4)	609.1	580.0	(50.5)	529.5
(Loss)/profit on disposal of fixed assets		–	(6.0)	(6.0)	–	3.2	3.2
Loss on disposal of businesses	4	–	(14.9)	(14.9)	–	(41.6)	(41.6)
Share of joint venture loss on closure of business	4	–	(5.6)	(5.6)	–	–	–
Profit on ordinary activities before interest	1	625.5	(42.9)	582.6	580.0	(88.9)	491.1
Net interest receivable and similar items	5	13.2	–	13.2	1.1	–	1.1
Profit on ordinary activities before taxation		638.7	(42.9)	595.8	581.1	(88.9)	492.2
Tax on profit on ordinary activities	6	(198.1)	6.9	(191.2)	(182.5)	13.1	(169.4)
Profit on ordinary activities after taxation		440.6	(36.0)	404.6	398.6	(75.8)	322.8
Equity minority interests		(0.3)	–	(0.3)	(0.2)	–	(0.2)
Profit for the financial year attributable to shareholders		440.3	(36.0)	404.3	398.4	(75.8)	322.6
Dividends paid and proposed	8			(240.6)			(231.6)
Retained profit for the financial year	21			163.7			91.0
Basic earnings per share	9	49.9p	(4.0)p	45.9p	45.4p	(8.7)p	36.7p
Diluted earnings per share	9	49.8p	(4.0)p	45.8p	45.2p	(8.6)p	36.6p

* Restated on adoption of FRS19 (see note 20).

Other primary statements of the group

Statement of total recognised gains and losses For the year ended 31st March 2002	2002 £m	Restated* 2001 £m
Profit for the financial year attributable to shareholders	404.3	322.6
Surplus/(deficit) on revaluation of properties	1.5	(1.8)
Impairment losses on revalued assets	–	(0.1)
Currency translation differences on foreign currency net investments	(3.0)	6.1
Total recognised gains and losses for the year	402.8	326.8
Prior year adjustment in respect of adoption of FRS19	(98.0)	
Total recognised gains and losses	304.8	

Currency translation differences include tax of £(4.8)m (2001 £7.6m).

Currency translation differences are net of gains or losses on currency hedges of £(0.7)m (2001 £(3.1)m) and associated tax credit of £0.1m (2001 £1.2m).

Note on historical cost profits and losses For the year ended 31st March 2002	2002 £m	Restated* 2001 £m
Reported profit on ordinary activities before taxation	595.8	492.2
Realisation of property revaluation surpluses	0.7	6.3
Difference between historical cost depreciation charge and actual charge for the year calculated on revalued amounts	2.2	2.9
Historical cost profit on ordinary activities before taxation	598.7	501.4
Historical cost profit retained	166.6	100.2

Reconciliation of movements in shareholders' funds For the year ended 31st March 2002	2002 £m	Restated* 2001 £m
Total recognised gains and losses for the year	402.8	326.8
Dividends	(240.6)	(231.6)
New share capital issued (net of expenses)	0.7	0.9
Repurchase of shares	(45.9)	–
Goodwill released on disposal of businesses	22.4	17.9
Net increase in shareholders' funds	139.4	114.0
Opening shareholders' funds (restated)	1,878.2	1,764.2
Closing shareholders' funds	2,017.6	1,878.2

* Restated on adoption of FRS19 (see note 20).

Balance sheets

31st March 2002	Notes	Group 2002 £m	Restated* Group 2001 £m	Parent 2002 £m	Restated* Parent 2001 £m
Fixed assets					
Intangible assets	10	**298.2**	304.6	**1.0**	1.2
Tangible assets	11	**1,727.7**	1,812.8	**573.0**	575.7
Investment in joint ventures – share of gross assets		**23.0**	27.3		
– share of gross liabilities		**(5.0)**	(6.7)		
	12	**18.0**	20.6	**25.3**	48.4
Other investments	12	**103.7**	120.1	**2,087.1**	2,017.8
		2,147.6	2,258.1	**2,686.4**	2,643.1
Current assets					
Stocks	13	**648.1**	646.7	**209.2**	195.8
Debtors falling due within one year	14	**550.0**	465.8	**985.3**	1,149.4
Debtors falling due after more than one year	14	**96.1**	41.9	**354.6**	377.4
Current asset investments and deposits	15	**308.7**	74.0	**280.5**	47.0
Cash at bank and in hand		**100.4**	74.0	**78.4**	79.7
		1,703.3	1,302.4	**1,908.0**	1,849.3
Creditors: Amounts falling due within one year	16	**(1,174.7)**	(1,082.0)	**(1,531.9)**	(993.4)
Net current assets		**528.6**	220.4	**376.1**	855.9
Total assets less current liabilities		**2,676.2**	2,478.5	**3,062.5**	3,499.0
Creditors: Amounts falling due after more than one year	17	**(480.0)**	(451.9)	**(827.2)**	(1,264.0)
Provisions for liabilities and charges	20	**(177.9)**	(147.7)	**(35.4)**	(28.5)
Net assets		**2,018.3**	1,878.9	**2,199.9**	2,206.5
Capital and reserves					
Called up share capital	21, 22	**223.2**	224.9	**223.2**	224.9
Share premium account	21	**253.9**	253.3	**253.9**	253.3
Revaluation reserve	21	**254.4**	255.8	**–**	–
Capital redemption reserve	21	**42.6**	40.8	**42.6**	40.8
Profit and loss account	21	**1,243.5**	1,103.4	**1,680.2**	1,687.5
Equity shareholders' funds		**2,017.6**	1,878.2	**2,199.9**	2,206.5
Equity minority interests		**0.6**	0.6	**–**	–
Non-equity minority interests		**0.1**	0.1	**–**	–
		2,018.3	1,878.9	**2,199.9**	2,206.5

The financial statements were approved by the board of directors on 29th May 2002 and are signed on its behalf by:

John McGrath
Chairman

Howard Dodd
Finance Director

* Restated on adoption of FRS19 (see note 20).

Group cash flow information

Reconciliation of operating profit to operating cash flows For the year ended 31st March 2002	Notes	2002 £m	2001 £m
Group operating profit before exceptional items		646.4	603.1
Depreciation, amortisation and impairments of fixed assets		163.4	159.9
Permanent diminution – QUEST		–	0.8
Loss on disposal of fixed assets		5.6	7.0
(Increase)/decrease in stocks, including property development stock		(3.3)	27.8
Increase in debtors, including pension prepayments		(126.1)	(102.4)
Increase in creditors		65.5	1.7
Other non-cash movements		0.2	(4.3)
Net cash inflow before expenditure relating to exceptional items		751.7	693.6
Exceptional operating cash flows	23	(29.3)	(29.2)
Cash inflow from operating activities		722.4	664.4

Group cash flow statement For the year ended 31st March 2002	Notes	2002 £m	2001 £m
Cash inflow from operating activities		722.4	664.4
Returns on investment and servicing of finance	23	40.7	(22.6)
Taxation		(139.2)	(167.4)
Capital expenditure and financial investment	23	(102.2)	(405.0)
Acquisitions and disposals	4	3.9	(32.7)
Equity dividends paid		(234.5)	(224.0)
Cash inflow/(outflow) before use of liquid resources and financing		291.1	(187.3)
Management of liquid resources	23	(234.3)	305.2
Financing	23	(55.2)	(71.4)
Increase in cash in the year		1.6	46.5

Cash is defined as cash in hand and deposits repayable on demand, less overdrafts repayable on demand.

Reconciliation of net cash flow to movement in net debt For the year ended 31st March 2002	Notes	2002 £m	2001 £m
Increase in cash in the year		1.6	46.5
Cash outflow/(inflow) from change in liquid resources	23, 24	234.3	(305.2)
Cash outflow from change in borrowings and lease financing	23, 24	20.0	72.3
Movement in net debt resulting from cash flows		255.9	(186.4)
Loan notes issued as settlement for acquisition		–	(1.6)
Borrowings of business disposed		–	3.3
Finance lease additions		(11.6)	(7.3)
Increase in value of investment in 10.125% bond 2017		21.9	19.9
Currency and other non-cash adjustments		(2.3)	(0.5)
Movement in net debt during the year		263.9	(172.6)
Opening net debt		(410.2)	(237.6)
Closing net debt	24	(146.3)	(410.2)

Net debt comprises cash, liquid resources, finance leases and all other borrowings.

Accounting policies

The following accounting policies have been used in dealing with items which are considered material in relation to the group and parent company financial statements.

Basis of accounting

The financial statements have been prepared in accordance with applicable accounting standards and under alternative accounting rules set out in Schedule 4 to the Companies Act 1985, being prepared under the historical cost convention adjusted by the revaluations of certain properties. However, compliance with SSAP19 'Accounting for investment properties' requires a departure from the requirements of the Companies Act 1985 relating to the depreciation of investment properties as described in note 11 to the financial statements on page 47.

A separate profit and loss account for the parent company has not been presented as permitted by section 230 of the Companies Act 1985.

During the year three new Financial Reporting Standards (FRS) became effective for this year's Report and Accounts: FRS17 'Retirement Benefits', FRS18 'Accounting Policies' and FRS19 ' Deferred Tax'. The accounts contain the transitional disclosures required by FRS17. The adoption of FRS18 has had no effect on the financial statements. For the effects of FRS19 and deferred tax policy see page 38.

In May 2001, the group signalled that following the reorganisation to create a more integrated business, it would use a new segmental analysis to present its financial results. Restated figures on the revised segmental basis are shown in note 1 to the financial statements.

Consolidation

The group financial statements combine the results of the parent undertaking and all its subsidiaries and joint ventures, to the extent of group ownership and after eliminating intra-group transactions.

Unless otherwise stated, the acquisition method of accounting has been adopted. Under this method, the results of subsidiary undertakings acquired or disposed of in the year are included in the consolidated profit and loss account from the date of acquisition or up to the date of disposal.

Joint ventures are those undertakings, not recognised as subsidiaries, in which the group has a participating interest and are jointly controlled. The group's share of the results of joint ventures, which are accounted for under the gross equity method, are included in the profit and loss account and its share of their net assets is included in investments in the group balance sheet.

In the parent company balance sheet, investments in subsidiaries and joint ventures are stated at cost less impairments.

Foreign currencies

The results and cash flows of overseas subsidiaries and the results of joint ventures are translated into sterling on an average exchange rate basis, weighted by the actual results of each month. Assets and liabilities including currency swaps are translated into sterling at the rates of exchange ruling at the balance sheet date.

Exchange differences arising from the translation of the results and net assets of overseas subsidiaries, less offsetting exchange differences on foreign currency borrowings and currency swaps hedging those assets (net of any related tax effects), are dealt with through reserves.

All other exchange differences are dealt with in the profit and loss account.

The cost of the parent company investment in shares in overseas subsidiaries is stated at the rate of exchange in force at the date each investment was made, except where hedge accounting applies in which case the year end rate is used.

Goodwill and intangible assets
Goodwill on acquisitions comprises the excess of the fair value of the consideration for investments in subsidiary undertakings and joint ventures over the fair value of net assets acquired. Fair values are attributed to the identifiable assets and liabilities that existed at the date of acquisition, reflecting their condition at that date. Adjustments are also made to bring the accounting policies of acquired businesses into alignment with those of the group. The costs of integrating and reorganising acquired businesses are charged to the post-acquisition profit and loss account.

Goodwill arising on acquisitions prior to 1st April 1998 has been set off against reserves. On disposal of such businesses, any goodwill previously set off against reserves is charged in the calculation of the profit or loss on disposal. For subsequent acquisitions goodwill is recognised within fixed assets in the year in which it arises and amortised on a straight line basis over its useful economic life, generally not exceeding 20 years.

The cost of intangible assets acquired (which are capitalised only if separately identifiable) is not amortised except where the end of the useful economic lives of the acquired intangible asset can be reasonably foreseen. Similar assets created within the business are not capitalised and expenditure is charged against profits in the year in which it is incurred. The carrying value of intangible assets (including in particular those being amortised over periods greater than 20 years) is reviewed annually and any impairment in value charged to the profit and loss account.

Tangible fixed assets and depreciation
Depreciation of tangible fixed assets is provided to write off the cost or valuation, less residual value, by equal instalments over their expected economic useful lives as follows:
Freehold land, investment properties, assets in the course of construction – not depreciated
Freehold and long leasehold buildings, including shops with physical lives of more than 50 years – depreciated to their estimated residual values over their economic useful lives of not more than 50 years
Short leasehold properties – remaining period of lease when less than 50 years
Computer equipment including software – 3 to 8 years
Motor cars – 4 or 5 years
Other motor vehicles – 3 to 10 years
Fixtures and plant – 3 to 20 years

Any impairment in the value of fixed assets is recognised immediately.

The company adopted the transitional provisions of FRS15 to retain the book value of land and buildings many of which were last revalued in 1993 and has not adopted a policy of annual revaluations for the future.

Investment properties are revalued annually and included in the balance sheet at their open market value (adjusted to exclude the benefit of formal lease arrangements with group companies).

To qualify as an investment property, over 50% of rental income from the property must derive from non-group tenants.

Profits and losses arising from the disposal of properties which have previously been revalued are calculated by reference to their carrying value.

Interest is capitalised on tangible fixed assets in the course of construction or development. The capitalisation rate applied depends on whether the construction is financed by a specific borrowing (based on actual interest rate) or whether it is financed by general borrowings (based on the weighted average rate on all non-specific borrowings).

Cash and liquid resources
Cash, for the purpose of the cash flow statement, comprises cash in hand and deposits repayable on demand, less overdrafts payable on demand.

Liquid resources are current asset investments which are disposable without curtailing or disrupting the business and are either readily convertible into known amounts of cash at or close to their carrying values or traded in an active market. Liquid resources comprise term deposits of less than one year (other than cash), government securities and investments in money managed funds.

Derivative financial instruments
The group holds derivative financial instruments to manage the interest risk of long term liabilities (including leases). Amounts payable or receivable in respect of interest rate derivatives are recognised on an accruals basis over the life of the instrument.

Turnover
Turnover comprises sales to external customers (excluding VAT and other sales taxes) and rental income.

Stocks
Stocks are valued at the lower of cost and net realisable value. Cost comprises purchase cost of goods, direct labour and those overheads related to manufacture and distribution based on normal activity levels.

Research and development
Expenditure on research and development, other than on buildings and plant, is charged against profit in the year in which it is incurred.

Pensions
The company and its UK subsidiaries operate pension schemes under which contributions by employees and by the companies are held in trust funds separated from the companies' finances. Actuarial valuations of the schemes are conducted at three year intervals and include a review of contributions.

The cost of providing pensions is spread over the employees' working lives with the companies. The cost charged to the profit and loss account in any year may not always equal the employer contributions to the pension schemes.

Leases
The rental costs of properties and other assets held under operating leases are charged to the profit and loss account on a straight line basis. Benefits received as an incentive to sign a lease, whatever form they may take, are credited to the profit and loss account on a straight line basis over the lease term or, if shorter than the full lease term, over the period to the review date on which the rent is first expected to be adjusted to the prevailing market rate.

The cost of assets held under finance leases (being leases which give rights to the group approximating to ownership) is included under tangible fixed assets and depreciation is provided in accordance with the policy for the class of asset concerned. The corresponding obligations under these leases are shown as creditors. The finance charge element of rentals is charged to the profit and loss account to produce, or approximate to, a constant periodic rate of charge on the remaining balance of the outstanding obligations.

Deferred taxation
Deferred tax is provided in respect of all timing differences that have originated, but not reversed, by the balance sheet date except as allowed by FRS19 'Deferred Tax' as detailed below. Deferred tax is measured on a non-discounted basis at the tax rates that are expected to apply in the periods in which timing differences reverse, based on tax rates and laws substantively enacted at the balance sheet date. This is in accordance with FRS19, the effect of which has been adopted for the first time in this Report and Accounts and the comparative figures have been restated accordingly – see note 20.

No provision is made for taxation liabilities which would arise on the distribution of profits retained by overseas subsidiaries and joint ventures as there is no commitment to remit these profits. It is not anticipated that any significant taxation will become payable on the revaluation surplus or sale of properties, as taxation on gains on properties used for the purpose of the group's trade is expected to be deferred indefinitely or eliminated by capital losses.

Exceptional items
Exceptional items are those which fall within the ordinary activities of the group and which need to be disclosed by virtue of their size or incidence. Such items are included within operating profit unless they represent profits or losses on the sale or termination of an operation, costs of a fundamental reorganisation or restructuring having a material effect on the nature and focus of the group's operations, profits or losses on the disposal of fixed assets (other than marginal adjustments to depreciation previously charged), or provisions in respect of such items. In these cases, disclosure is made on the face of the profit and loss account after operating profit.

Notes relating to the financial statements

1 Segmental information

(i) Turnover by business segment

	Notes	Total 2002 £m	Inter-segmental 2002 £m	External 2002 £m	Restated* Total 2001 £m	Restated* Inter-segmental 2001 £m	Restated* External 2001 £m
Continuing operations							
Boots Retail	a	4,303.1	–	4,303.1	4,197.5	–	4,197.5
Boots Retail International	b	40.3	–	40.3	42.1	–	42.1
		4,343.4	–	4,343.4	4,239.6	–	4,239.6
Boots Healthcare International		407.3	(21.8)	385.5	362.0	(20.5)	341.5
Halfords		528.7	(0.2)	528.5	508.5	(0.4)	508.1
Group and other	c	74.8	–	74.8	137.0	–	137.0
Turnover: group and share of joint ventures		5,354.2	(22.0)	5,332.2	5,247.1	(20.9)	5,226.2

Notes

a Boots Retail includes:

	Notes	Total 2002 £m	Inter-segmental 2002 £m	External 2002 £m	Restated* Total 2001 £m	Restated* Inter-segmental 2001 £m	Restated* External 2001 £m
Boots The Chemists		4,070.6	–	4,070.6	3,991.5	–	3,991.5
bootsphoto.com		0.1	–	0.1	–	–	–
Boots Wellbeing Services	d	231.0	–	231.0	204.6	–	204.6
Digital Wellbeing – share of joint venture		1.4	–	1.4	0.1	–	0.1
Other internet activity		–	–	–	1.3	–	1.3
		4,303.1	–	4,303.1	4,197.5	–	4,197.5

b Boots Retail International includes share of Japan joint venture, £1.9m (2001 £4.7m).

c Group and other includes:

	Notes	Total 2002 £m	Inter-segmental 2002 £m	External 2002 £m	Restated* Total 2001 £m	Restated* Inter-segmental 2001 £m	Restated* External 2001 £m
Boots Properties	e	8.8	–	8.8	9.3	–	9.3
Boots Contract Manufacturing		65.3	–	65.3	127.2	–	127.2
handbag.com – share of joint venture		0.6	–	0.6	0.5	–	0.5
Other		0.1	–	0.1	–	–	–
		74.8	–	74.8	137.0	–	137.0

d Boots Wellbeing Services includes Boots Opticians sales of £204.7m (2001 £196.1m).

e Boots Properties' turnover includes development income of £1.0m (2001 £0.6m).

* Restated for the new group segmentation basis (see basis of accounting in the accounting policies on page 36).

(ii) Turnover by geographical segment

	Origin 2002 £m	Origin 2001 £m	Destination 2002 £m	Destination 2001 £m
Continuing operations				
UK	4,955.3	4,851.2	4,868.9	4,783.7
Rest of Europe	279.1	301.8	304.0	317.9
Rest of World	141.6	106.9	159.3	124.6
Inter-segmental	(43.8)	(33.7)	–	–
	5,332.2	5,226.2	5,332.2	5,226.2

1 Segmental information continued

(iii) Profit before interest by business segment

	Notes	Before exceptional items 2002 £m	Exceptional items (note 3) 2002 £m	Total 2002 £m	Restated* Before exceptional items 2001 £m	Restated* Exceptional items (note 3) 2001 £m	Restated* Total 2001 £m
Continuing operations							
Boots Retail	a	572.1	(25.3)	546.8	566.3	(25.4)	540.9
Boots Retail International	b	(24.1)	(11.2)	(35.3)	(43.4)	(23.4)	(66.8)
		548.0	(36.5)	511.5	522.9	(48.8)	474.1
Boots Healthcare International		66.7	(10.2)	56.5	59.6	(17.3)	42.3
Halfords		54.3	3.9	58.2	41.9	1.2	43.1
Group and other	c	(43.5)	(0.1)	(43.6)	(44.4)	(24.0)	(68.4)
Profit before interest		625.5	(42.9)	582.6	580.0	(88.9)	491.1

Notes

a Boots Retail includes:

Boots The Chemists		629.0	(14.9)	614.1	599.2	(25.4)	573.8
bootsphoto.com		(6.9)	(10.4)	(17.3)	(6.5)	–	(6.5)
Boots Wellbeing Services	d	(33.1)	–	(33.1)	(14.5)	–	(14.5)
Digital Wellbeing – share of joint venture		(16.9)	–	(16.9)	(8.9)	–	(8.9)
Other internet activity		–	–	–	(3.0)	–	(3.0)
		572.1	(25.3)	546.8	566.3	(25.4)	540.9

b Boots Retail International includes share of Japan joint venture loss £1.9m (2001 £10.5m). Net loss on closure of business of £5.6m is included within exceptional items (see note 4).

c Group and other includes:

Boots Properties	e	4.1	(0.8)	3.3	1.9	(0.2)	1.7
Boots Contract Manufacturing		1.9	–	1.9	2.6	(21.0)	(18.4)
handbag.com – share of joint venture		(2.1)	–	(2.1)	(3.7)	–	(3.7)
Group costs		(47.4)	0.7	(46.7)	(45.2)	(2.8)	(48.0)
		(43.5)	(0.1)	(43.6)	(44.4)	(24.0)	(68.4)

d Boots Wellbeing Services includes Boots Opticians profit of £9.4m (2001 £4.4m).

e Boots Properties' results include development profit of £0.9m (2001 £0.6m).

* Restated for the new group segmentation basis.

(iv) Profit before interest by geographical origin

	Before exceptional items 2002 £m	Exceptional items (note 3) 2002 £m	Total 2002 £m	Before* exceptional items 2001 £m	Exceptional* items (note 3) 2001 £m	Total* 2001 £m
Continuing operations						
UK	618.5	(22.2)	596.3	609.8	(56.9)	552.9
Rest of Europe	41.8	(10.2)	31.6	18.9	(26.9)	(8.0)
Rest of World	12.6	(11.2)	1.4	(3.5)	(2.3)	(5.8)
Group costs	(47.4)	0.7	(46.7)	(45.2)	(2.8)	(48.0)
Profit before interest	625.5	(42.9)	582.6	580.0	(88.9)	491.1

* Comparatives have been restated to reflect minor changes in presentation.

1 Segmental information continued

(v) Net assets by business segment

	2002 £m	Restated* 2001 £m
Continuing operations		
Boots Retail	**1,819.4**	1,765.0
Boots Retail International	**26.2**	29.9
	1,845.6	1,794.9
Boots Healthcare International	**388.6**	371.7
Halfords	**197.1**	210.3
Other	**111.6**	137.5
Net operating assets	**2,542.9**	2,514.4
Unallocated net liabilities	**(524.6)**	(635.5)
	2,018.3	1,878.9

Net operating assets include intangible and tangible fixed assets, investment in joint ventures, stocks, third party debtors and creditors and inter-segmental trading balances. Unallocated net liabilities includes own shares, all taxation balances, dividend creditors and net debt.

* Restated for the new group segmentation basis.

(vi) Net operating assets by geographical segment

	2002 £m	2001 £m
Continuing operations		
UK	**2,225.1**	2,169.1
Rest of Europe	**183.3**	179.3
Rest of World	**134.5**	166.0
	2,542.9	2,514.4

2 Total operating profit from continuing operations	2002 £m	2001 £m
Group turnover	5,328.3	5,220.9
Cost of sales	(2,787.6)	(2,792.0)
Gross profit	2,540.7	2,428.9
Selling, distribution and store costs	(1,529.6)	(1,479.2)
Research and development costs	(27.4)	(25.5)
Administrative expenses	(353.7)	(371.6)
Group operating profit	630.0	552.6
Share of operating loss of joint ventures	(20.9)	(23.1)
Total operating profit including share of joint ventures	609.1	529.5
Exceptional charges included in operating profit:		
Cost of sales	–	(10.5)
Selling, distribution and store costs	(14.9)	(6.9)
Administrative expenses	(1.5)	(33.1)
	(16.4)	(50.5)
Gross profit before exceptional items	2,540.7	2,439.4
Total operating profit before exceptional items	625.5	580.0

There have been no significant acquisitions during 2002.

Total operating profit is after charging:	2002 £m	2001 £m
Operating lease rentals		
– Property rents	212.0	200.7
– Computer and plant hire	3.4	3.6
Depreciation, amortisation and impairments of fixed assets	163.4	162.0
Permanent diminution – QUEST	–	0.8
Auditors' remuneration, including £0.4m (2001 £0.3m) for the parent company	0.9	0.9

The group auditors and their associates also received £3.8m (2001 £2.1m) in respect of non-audit services in the UK, which in 2002 predominantly related to advising on the achievement of procurement savings, and £0.4m (2001 £0.2m) from overseas subsidiaries.

3 Exceptional items	2002 £m	Restated* 2001 £m
Exceptional operating items:		
Boots Retail	(16.4)	(27.3)
Boots Retail International	–	(3.1)
	(16.4)	(30.4)
Boots Healthcare International	–	(17.2)
Group and other	–	(2.9)
	(16.4)	(50.5)
(Loss)/profit on disposal of fixed assets	(6.0)	3.2
Loss on disposal of businesses (see note 4)	(20.5)	(41.6)
	(42.9)	(88.9)
Attributable tax credit (see note 6)	6.9	13.1
	(36.0)	(75.8)

The exceptional operating items in the current period comprise a £10.4m charge relating to the withdrawal of the on-line photographic services of bootsphoto.com and £6.0m additional costs incurred within Boots The Chemists on the cost reduction programme and leisure exit.

Exceptional operating items in the year to 31st March 2001 include cost reduction programme and leisure exit costs, which fell across several business segments and costs of £5.2m that were incurred as Boots Healthcare International integrated Clearasil into its existing operations.

* Restated for the new group segmentation basis.

4 Acquisition and disposal of businesses
(i) Acquisitions

All businesses acquired have been accounted for using the acquisition method of accounting. None of these were individually significant and are therefore not shown separately.

During the year, Boots The Chemists acquired a number of pharmacy businesses for £0.5m. There were no significant fair value adjustments in respect of any of these acquisitions.

During the year to 31st March 2001, the company acquired one of the UK's leading dental laboratories, Portland Ceramics Limited, for a consideration (through issue of unsecured loan notes) of £1.6m and Boots The Chemists acquired a number of pharmacy businesses. There were no significant fair value adjustments in respect of any of these acquisitions.

(ii) Disposals	2002 £m	2001 £m
Intangible fixed assets	(2.8)	–
Tangible fixed assets	(6.8)	(15.7)
Stocks	(1.8)	(11.9)
Debtors	(0.8)	(12.3)
Overdrafts	–	0.3
Other creditors and provisions	–	19.7
Net assets disposed of	(12.2)	(19.9)
Related goodwill	(22.4)	(17.9)
Disposal and other termination costs	(5.5)	(5.4)
Consideration	25.2	1.6
Loss on disposal of businesses	(14.9)	(41.6)
Share of joint venture loss on closure of business	(5.6)	–
Total loss on disposal	(20.5)	(41.6)
Deferred consideration included above	–	1.8

The principal disposals in the year were:

In July 2001, skincare brands, Onagrine and Nobacter, were sold to Beiersdorf, and the factory in France was disposed of, for a total consideration of £20.9m (FF222.5m). The loss on disposal was £10.2m, including goodwill of £22.4m written back which had been previously written off to reserves.

In July 2001, an agreement was reached with the Mitsubishi Corporation (a joint venture partner) to close trial retail stores in Japan. A provision for £8.0m has been made for the exit costs, of which £5.6m relates to the share of joint venture.

In August 2001, the Halfords garage servicing business was sold to the Automobile Association, a wholly owned subsidiary of Centrica, for net proceeds of £4.3m. The loss on disposal was £2.3m.

The disposals in the year to 31st March 2001 were the transfer of Dutch retail operations to Etos, part of Royal Ahold, the Netherlands' largest retail group; the sale of Boots Healthcare International's Italian over-the-counter business to Italian pharmaceuticals company, Zeta and the substantially completed sale of Roval, a private label manufacturing business in France and Spain to the existing management team.

(iii) Net cash inflow/(outflow) for acquisitions and disposals	2002 £m	2001 £m
Acquisition of businesses	(0.6)	(2.9)
Instalment received on loan made to WHSmith	–	10.0
Disposal of businesses	25.2	(0.2)
Overdrafts sold with businesses	–	0.3
Deferred consideration in respect of prior year acquisitions and disposals	1.0	–
Costs of disposals paid	(3.4)	(5.2)
Investment in joint ventures	(19.9)	(33.6)
Repayment of loan by joint venture	1.6	–
Disposal of investment by minority interest in subsidiary undertaking	–	(1.1)
	3.9	(32.7)

5 Net interest receivable and similar items	2002 £m	2001 £m
Interest payable and similar charges:		
Bank loans and overdrafts	(9.3)	(11.1)
Other loans	(42.2)	(42.6)
Finance lease charges	(1.0)	(1.1)
Interest capitalised	0.3	0.7
Income from interest rate swaps	29.3	15.1
	(22.9)	(39.0)
Interest receivable and similar income	14.5	20.2
Increase in value of investment in 10.125% bond 2017	21.9	19.9
Share of interest of joint ventures	(0.3)	–
Net interest receivable and similar items	13.2	1.1

Included in other loans are interest payable on the 10.125% bond 2017 of £25.3m (2001 £25.3m) and Eurobond of £16.5m (2001 £16.5m).

6 Tax on profit on ordinary activities	2002 £m	Restated* 2001 £m
Current tax:		
UK corporation tax at 30.0% (2001 30.0%)	158.4	148.9
Share of tax credit of joint ventures	(6.2)	(2.3)
Adjustments in respect of prior periods	(0.9)	(1.9)
	151.3	144.7
Relief for overseas taxation	(3.6)	(1.4)
	147.7	143.3
Overseas taxation	6.8	7.7
Total current tax charge for the year	154.5	151.0
Deferred taxation (see note 20):		
Share of deferred tax of joint ventures	(0.1)	–
Origination and reversal of timing differences	36.8	18.4
Tax on profit on ordinary activities	191.2	169.4
Tax credit included above attributable to exceptional operating items	(4.9)	(12.4)
Tax credit included above attributable to exceptional non-operating items	(2.0)	(0.7)

* Restated on adoption of FRS19 (see note 20).

Reconciliation of current tax charge

The UK standard rate of corporation tax for the year is 30.0% (2001 30.0%). The actual tax charge for the current year is below (previous year exceeds) the standard rate for the reasons set out in the following reconciliation:

	2002 £m	2001 £m
Profit on ordinary activities before taxation	595.8	492.2
Tax on profit on ordinary activities at UK standard rate of corporation tax of 30.0% (2001 30.0%)	178.7	147.7
Factors affecting charge for the year:		
Capital allowances for the year in excess of depreciation	(4.4)	(0.2)
Changes in pension fund prepayment	(25.5)	(26.1)
Other timing differences	2.4	2.0
Intangibles amortisation	(12.2)	(3.8)
Disallowable expenses (including ineligible depreciation)	10.2	23.8
Profit/loss on sale of fixed assets	(2.5)	(3.8)
Loss on sale of businesses not available for current tax relief	5.6	12.4
Foreign tax charged at higher rates than UK standard rate	3.1	0.9
Prior year adjustments	(0.9)	(1.9)
Total current tax charge for the year	154.5	151.0

Taxation on gains on properties used for the group's trade is expected to be deferred indefinitely or eliminated by capital losses.

The group has only recognised as a deferred tax asset overseas losses which are likely to be utilised in the next five years. Where there is no certainty of recovery no asset has been recognised.

7 Profit for the financial year attributable to shareholders

Of the profit attributable to shareholders, £280.0m (2001 £954.8m, as restated on adoption of FRS19) is dealt with in the financial statements of the parent company.

8 Dividends paid and proposed

	2002 p per share	2001 p per share	2002 £m	2001 £m
Interim	**8.1**	7.8	**71.5**	68.6
Final proposed	**19.3**	18.5	**169.1**	163.0
	27.4	26.3	**240.6**	231.6

9 Earnings per share

	2002	Restated* 2001
Basic earnings per share before exceptional items	**49.9p**	45.4p
Effect of exceptional items	**(4.0)p**	(8.7)p
Basic earnings per share	**45.9p**	36.7p
Diluted earnings per share before exceptional items	**49.8p**	45.2p
Effect of exceptional items	**(4.0)p**	(8.6)p
Diluted earnings per share	**45.8p**	36.6p

The calculation of basic and diluted earnings per share is based on:

Earnings	2002 £m	Restated* 2001 £m
Earnings for adjusted basic and diluted earnings per share calculation	**440.3**	398.4
Exceptional items	**(36.0)**	(75.8)
Earnings for basic and diluted earnings per share calculation	**404.3**	322.6

Number of shares	2002 million	2001 million
Weighted average number of shares used in basic earnings per share calculation	**881.6**	878.2
Dilutive effect of options	**2.4**	2.7
Weighted average number of shares used in diluted earnings per share calculation	**884.0**	880.9

The weighted average number of shares used in basic earnings per share calculation excludes shares held by The Boots ESOP Trust and the QUEST.

The dilutive effect relates to options under an employee savings related scheme and executive option schemes.

Basic and diluted earnings per share before exceptional items are disclosed to reflect the underlying performance of the group.

* Restated on adoption of FRS19 (see note 20).

10 Intangible fixed assets

	Group Purchased goodwill £m	Group Patents, trademarks and other product rights acquired £m	Group Total £m	Parent Patents, trademarks and other product rights acquired £m
Cost				
At 1st April 2001	30.8	301.4	332.2	8.8
Currency adjustments	–	0.2	0.2	–
Additions	0.5	0.3	0.8	0.1
Disposal of businesses (see note 4)	–	(4.7)	(4.7)	–
Disposals	(0.2)	–	(0.2)	–
At 31st March 2002	**31.1**	**297.2**	**328.3**	**8.9**
Amortisation				
At 1st April 2001	3.5	24.1	27.6	7.6
Currency adjustments	–	0.3	0.3	–
Disposal of businesses (see note 4)	–	(1.9)	(1.9)	–
Amortisation for year	1.5	2.6	4.1	0.3
At 31st March 2002	**5.0**	**25.1**	**30.1**	**7.9**
Net book value at 1st April 2001	27.3	277.3	304.6	1.2
Net book value at 31st March 2002	**26.1**	**272.1**	**298.2**	**1.0**

In July 2001, Boots Healthcare International disposed of the Onagrine and Nobacter brands, which had a carrying value of £2.8m. Boots Healthcare International acquired the Clearasil brand in December 2000 for £239.8m (including acquisition costs).

Brands acquired by the company or by its subsidiaries, namely Clearasil, Dobendan and its derivatives, and Migränin are well known and well positioned in their markets and Boots Healthcare International (BHI) plans to improve this position. BHI concluded that these brands have an indefinite useful economic life and they are not being amortised. As a consequence an annual impairment review is being undertaken. The valuation of these brands is significantly in excess of costs of £257.3m.

11 Tangible fixed assets

Group	Land and buildings £m	Plant and machinery £m	Fixtures, fittings, tools and equipment £m	Payments on account and assets in course of construction £m	Total £m
Cost or valuation					
At 1st April 2001	904.0	361.5	1,442.4	41.7	2,749.6
Currency adjustments	0.3	0.2	0.2	–	0.7
Additions	9.5	26.4	108.1	29.6	173.6
Disposals	(67.1)	(19.6)	(53.4)	(12.3)	(152.4)
Disposal of businesses (see note 4)	(5.0)	(3.1)	(14.9)	(0.1)	(23.1)
Reclassifications and transfers	1.5	(0.3)	25.6	(26.8)	–
Revaluation surplus on investment properties	1.5	–	–	–	1.5
At 31st March 2002	**844.7**	**365.1**	**1,508.0**	**32.1**	**2,749.9**
Depreciation					
At 1st April 2001	61.3	174.0	701.5	–	936.8
Currency adjustments	0.2	0.1	0.1	–	0.4
Depreciation for year	9.5	38.6	102.4	–	150.5
Disposals	(2.7)	(13.2)	(33.3)	–	(49.2)
Disposal of businesses (see note 4)	(2.3)	(1.6)	(12.4)	–	(16.3)
Reclassifications and transfers	–	(0.6)	0.6	–	–
At 31st March 2002	**66.0**	**197.3**	**758.9**	**–**	**1,022.2**
Net book value at 1st April 2001	842.7	187.5	740.9	41.7	1,812.8
Net book value at 31st March 2002	**778.7**	**167.8**	**749.1**	**32.1**	**1,727.7**

The cost of plant and machinery and assets in course of construction include £24.4m (2001 £24.1m) in respect of assets held under finance leases on which the accumulated depreciation at the end of the year was £6.0m (2001 £7.8m) and for which the depreciation charge for the year was £4.1m (2001 £4.9m).

Land and buildings and assets in course of construction include capitalised interest of £4.6m (2001 £6.4m).

Land and buildings include investment properties as follows:

Valuation	£m
At 1st April 2001	88.0
Additions	2.4
Disposals	(24.2)
Revaluation surplus	1.5
At 31st March 2002	**67.7**

Investment properties were valued on the basis of open market value (adjusted to exclude the benefit of formal lease arrangements with group companies, as determined in accordance with the Guidance Notes on the valuation of assets issued by the Royal Institution of Chartered Surveyors) at 31st March 2002 by the group's own professionally qualified staff.

Surpluses and deficits arising and the aggregate surplus or deficit is transferred to the revaluation reserve except that any permanent diminution in value of an investment property is taken to the profit and loss account for the year.

In accordance with SSAP19, no depreciation is provided in respect of investment properties. This treatment represents a departure from the Companies Act 1985 requirements concerning depreciation of fixed assets. However, these properties are held for investment, rather than consumption, and the directors consider that systematic annual depreciation would be inappropriate. The accounting policy adopted is therefore necessary for the accounts to give a true and fair view. Depreciation is only one of many factors reflected in the annual valuation and the amount which might otherwise have been shown cannot be separately identified or quantified.

11 Tangible fixed assets continued

Parent	Land and buildings £m	Plant and machinery £m	Fixtures, fittings, tools and equipment £m	Payments on account and assets in course of construction £m	Total £m
Cost or valuation					
At 1st April 2001	394.7	238.0	179.5	4.4	816.6
Additions	1.1	9.6	24.4	14.6	49.7
Disposal of businesses	–	(1.6)	–	–	(1.6)
Disposals	–	(10.7)	(18.9)	–	(29.6)
Reclassifications and transfers	(0.2)	1.8	1.7	(3.1)	0.2
At 31st March 2002	**395.6**	**237.1**	**186.7**	**15.9**	**835.3**
Depreciation					
At 1st April 2001	24.4	123.0	93.5	–	240.9
Depreciation for year	2.2	19.8	15.6	–	37.6
Disposal of businesses	–	(0.5)	–	–	(0.5)
Disposals	–	(7.5)	(11.2)	–	(18.7)
Reclassifications and transfers	0.1	0.5	2.4	–	3.0
At 31st March 2002	**26.7**	**135.3**	**100.3**	**–**	**262.3**
Net book value at 1st April 2001	370.3	115.0	86.0	4.4	575.7
Net book value at 31st March 2002	**368.9**	**101.8**	**86.4**	**15.9**	**573.0**

The cost of plant and machinery and assets in course of construction include £16.3m (2001 £12.4m) in respect of assets held under finance leases on which the accumulated depreciation at the end of the year was £3.4m (2001 £4.4m) and for which the depreciation charge for the year was £2.3m (2001 £2.8m).

	Group 2002 £m	Group 2001 £m	Parent 2002 £m	Parent 2001 £m
Net book value of land and buildings comprises:				
Freehold	**594.1**	652.1	**341.9**	343.2
Long leasehold (more than 50 years unexpired)	**145.3**	147.4	**27.0**	27.1
Short leasehold	**39.3**	43.2	**–**	–
	778.7	842.7	**368.9**	370.3
Analysis of cost or valuation:				
Cost	**2,120.3**	2,092.5	**827.7**	809.0
Valuation of properties – Directors 1993	**553.3**	560.5	**–**	–
– Independent 1989 and prior	**8.6**	8.6	**7.6**	7.6
Investment properties – Directors 2002	**67.7**	88.0	**–**	–
	2,749.9	2,749.6	**835.3**	816.6
Value of tangible fixed assets under the historical cost convention:				
Cost	**2,487.5**	2,487.2	**832.2**	813.5
Depreciation	**1,016.2**	932.2	**260.5**	239.1
Net book value	**1,471.3**	1,555.0	**571.7**	574.4

The valuations of properties (other than investment properties) were based upon existing use.

12 Fixed asset investments

Group	Joint venture equity £m	Loans to joint venture £m	Own shares £m	Total £m
Cost				
At 1st April 2001	(4.2)	24.8	173.4	194.0
Currency adjustments	(0.1)	(0.3)	–	(0.4)
Additions	–	19.9	–	19.9
Disposals	–	(1.6)	(16.9)	(18.5)
Share of retained losses	(20.5)	–	–	(20.5)
At 31st March 2002	**(24.8)**	**42.8**	**156.5**	**174.5**
Provision/amortisation				
At 1st April 2001	–	–	53.3	53.3
Disposals	–	–	(9.3)	(9.3)
Amortisation of own shares – ESOP	–	–	3.0	3.0
– AESOP	–	–	5.8	5.8
At 31st March 2002	**–**	**–**	**52.8**	**52.8**
Net book value at 1st April 2001	(4.2)	24.8	120.1	140.7
Net book value at 31st March 2002	**(24.8)**	**42.8**	**103.7**	**121.7**

Parent	Shares in subsidiary undertakings £m	Loans to subsidiary undertakings £m	Joint venture equity £m	Loans to joint venture £m	Own shares £m	Total £m
Cost						
At 1st April 2001	1,758.8	191.2	23.6	24.8	173.4	2,171.8
Currency adjustments	0.5	1.1	–	(0.3)	–	1.3
Additions	271.4	18.0	–	19.9	–	309.3
Disposals and repayments	(146.3)	(62.5)	–	(1.6)	(16.9)	(227.3)
At 31st March 2002	**1,884.4**	**147.8**	**23.6**	**42.8**	**156.5**	**2,255.1**
Provision/amortisation						
At 1st April 2001	24.6	27.7	–	–	53.3	105.6
Disposals	–	(25.6)	–	–	(9.3)	(34.9)
Movement	–	22.1	23.0	18.1	–	63.2
Amortisation of own shares – ESOP	–	–	–	–	3.0	3.0
– AESOP	–	–	–	–	5.8	5.8
At 31st March 2002	**24.6**	**24.2**	**23.0**	**18.1**	**52.8**	**142.7**
Net book value at 1st April 2001	1,734.2	163.5	23.6	24.8	120.1	2,066.2
Net book value at 31st March 2002	**1,859.8**	**123.6**	**0.6**	**24.7**	**103.7**	**2,112.4**

The principal subsidiary undertakings and joint ventures are listed on page 63.

12 Fixed asset investments continued

Own shares

ESOP

Boots ESOP Trust Ltd, on behalf of The Boots Employee Trust, holds shares in the company which may subsequently be transferred to executive directors and senior employees under Boots Long Term Bonus Schemes (see page 24). At 31st March 2002, the trust held 1.8m (2001 2.0m) shares in the company with a market value of £11.9m (2001 £12.0m) and a nominal value of £0.4m (2001 £0.5m). The maximum number of shares held during the year was as at the beginning of the year and represented 0.2% of issued share capital at that time. Dividends have been waived by the trust. Estimates have been made for the number of shares required for performance cycles which have not yet ended. Their cost, £16.4m as at 31st March 2002, is being charged to the profit and loss account over the relevant performance and service periods. Costs of administering the trust are charged to the profit and loss account.

QUEST

In February 1999 a qualifying employee share ownership trust (QUEST) was established by the company. The purpose of the QUEST is to acquire shares in the company as a means through which shares will be delivered to employees (including executive directors) who exercise options granted in respect of the company's shares under the Boots 1990 SAYE Share Option Scheme. Under this scheme, options have been granted enabling employees to subscribe for ordinary shares at 80% of the average middle market price on the three days preceding the date of offer. The options may normally be exercised up to six months after they mature either three, five or seven years after grant. A provision for permanent diminution in the value of shares purchased, being the difference between the market value of the shares bought by the QUEST and the option price payable by employees, was made at the date of purchase.

No further shares have been acquired by the QUEST during the year (2001 Nil shares). During the year to 31st March 2001, 1.7m of the lapsed shares were sold to the AESOP at a market price of 589p. At 31st March 2002 14.9m (2001 16.5m) ordinary shares with a market value of £100.1m (2001 £103.6m) and a nominal value of £3.7m (2001 £4.1m) were held by the QUEST of which 6.2m shares related to lapsed options. The maximum number of shares held during the year was as at the beginning of the year and these represented 1.8% of the issued share capital at that time. The company provides funds to the trust to purchase the shares. Dividends have been waived by the trust.

Outstanding options for which shares have been acquired are as follows:

Option granted	Number of shares (millions) 2002	Number of shares (millions) 2001	Option price (p)
1993	–	0.1	418
1994	–	0.3	421
1994	**0.1**	0.2	415
1995	**0.5**	0.5	410
1996	**0.6**	1.9	485
1997	**2.3**	2.5	588
1998	**1.3**	2.0	808
1999	**3.9**	4.5	624
	8.7	12.0	

AESOP

In the year to 31st March 2001 an all employee share ownership plan (AESOP) was established by the company. One purpose of the AESOP is to acquire shares to be conditionally gifted to employees and hold them in trust for not less than 3 years. Under this scheme, which is open to all employees, 1.7 million shares were acquired during the year to 31st March 2001 at a market price of 589p out of shares held in the QUEST in respect of which options had lapsed. A further conditional gift of shares will be made in June 2002. The cost of shares acquired and conditionally gifted is being written off through the profit and loss account over the relevant three year periods. The charge for the current year totalled £5.8m. Dividends are payable on appropriated shares held in the trust, but waived in respect of those unappropriated (if any). At 31st March 2002 1.6m shares were held with a market value at that date of £10.6m and a nominal value of £0.4m. The maximum number of shares held during the year was at the beginning of the period and these represented 0.2% of the share capital issued at that time.

ESOP Trust, **QUEST** and the **AESOP** are considered for accounting purposes to be under the control of the company. Accordingly their results, assets and liabilities are included in both the company and group financial statements of The Boots Company PLC.

The group has taken advantage of exemptions under UITF17 'Employee Share Schemes' relating to the Inland Revenue approved SAYE schemes and the QUEST.

13 Stocks

	Group 2002 £m	Group 2001 £m	Parent 2002 £m	Parent 2001 £m
Manufacturing:				
Raw materials	**22.0**	22.0	**13.4**	12.0
Work in progress	**7.7**	7.9	**5.7**	5.5
Finished goods	**62.9**	49.9	**40.8**	33.1
	92.6	79.8	**59.9**	50.6
Retailing	**543.6**	553.0	**149.3**	145.2
Property development	**11.9**	13.9	–	–
	648.1	646.7	**209.2**	195.8

14 Debtors

	Group 2002 £m	Restated* Group 2001 £m	Parent 2002 £m	Parent 2001 £m
Falling due within one year:				
Trade debtors	**317.4**	280.1	**58.9**	52.4
Owed by subsidiary undertakings	–	–	**797.2**	983.6
Owed by joint ventures	**4.6**	1.7	**4.5**	1.5
Other debtors	**126.8**	87.6	**86.3**	74.0
Deferred tax asset (see note 20)	**2.4**	2.1	–	–
Prepayments and accrued income	**96.2**	82.4	**38.4**	29.7
Corporation tax	**2.6**	11.9	–	8.2
	550.0	465.8	**985.3**	1,149.4
Falling due after more than one year:				
Owed by subsidiary undertakings	–	–	**320.7**	350.6
Other debtors	**90.7**	34.1	**33.9**	26.8
Deferred tax asset (see note 20)	**5.4**	7.8	–	–
	96.1	41.9	**354.6**	377.4
	646.1	507.7	**1,339.9**	1,526.8

Other debtors include pension prepayments (see note 26).

* Restated on adoption of FRS19 (see note 20).

15 Current asset investments and deposits

	Group 2002 £m	Group 2001 £m	Parent 2002 £m	Parent 2001 £m
Listed investments	**0.1**	0.1	–	–
Short term deposits	**308.6**	73.9	**280.5**	47.0
	308.7	74.0	**280.5**	47.0
Market value of investments listed on the London Stock Exchange	**0.2**	0.2	–	–

16 Creditors: Amounts falling due within one year

	Group 2002 £m	Group 2001 £m	Parent 2002 £m	Parent 2001 £m
Borrowings (see note 18)	**153.7**	145.7	**765.3**	335.1
Trade creditors	**360.1**	351.7	**280.2**	266.5
Bills of exchange	**1.7**	2.3	–	–
Due to subsidiary undertakings	–	–	**95.6**	54.5
Corporation tax	**119.4**	108.8	**10.4**	–
Taxation and social security (including VAT and other sales taxes)	**53.8**	35.0	**15.4**	15.0
Other creditors	**161.7**	148.3	**93.5**	92.2
Accruals and deferred income	**155.2**	127.2	**102.4**	67.1
Dividends (see note 8)	**169.1**	163.0	**169.1**	163.0
	1,174.7	1,082.0	**1,531.9**	993.4

17 Creditors: Amounts falling due after more than one year

	Group 2002 £m	Group 2001 £m	Parent 2002 £m	Parent 2001 £m
Borrowings (see note 18)	**401.7**	412.5	**376.6**	668.7
Due to subsidiary undertakings	–	–	**406.6**	570.6
Due to joint ventures	**9.4**	3.1	**0.8**	0.8
Other creditors	**7.8**	7.9	**2.9**	1.5
Accruals and deferred income	**61.1**	28.4	**40.3**	22.4
	480.0	451.9	**827.2**	1,264.0

The only creditors falling due after more than five years are included in borrowings, details of which are shown in note 18.

18 Borrowings

	Notes	Group 2002 £m	Group 2001 £m	Parent 2002 £m	Parent 2001 £m
Bank loans and overdrafts repayable on demand		**111.2**	86.6	**458.2**	319.2
Other bank loans and overdrafts	a	**101.7**	99.4	**85.1**	99.2
Variable rate notes – Sterling	b	**2.7**	13.4	–	–
– Euro	b	**3.5**	7.0	–	–
10.125% bond 2017	c	**5.8**	27.7	**273.5**	268.1
5.5% eurobond 2009		**300.0**	300.0	**300.0**	300.0
Net liability under currency swaps	d	**12.4**	9.7	**12.4**	9.7
Obligations under finance leases		**18.1**	14.4	**12.7**	7.6
		555.4	558.2	**1,141.9**	1,003.8
Amounts included above repayable by instalments		**113.6**	148.3	**97.7**	106.8
Repayments fall due as follows:					
Within one year:					
– Bank loans and overdrafts		**111.2**	86.6	**458.2**	319.2
– Obligations under finance leases		**7.9**	5.2	**5.9**	2.8
– Other borrowings		**34.6**	53.9	**301.2**	13.1
		153.7	145.7	**765.3**	335.1
After more than one year:					
– Within one to two years		**40.6**	38.5	**20.9**	297.0
– Within two to five years		**61.1**	58.2	**55.7**	56.0
– After five years		**300.0**	315.8	**300.0**	315.7
		401.7	412.5	**376.6**	668.7
		555.4	558.2	**1,141.9**	1,003.8

a Other bank loans and overdrafts include the factoring of certain rental commitments of £85.1m (2001 £99.2m) over a ten year period up to March 2007, all of which was swapped into a floating rate of interest.

b Variable rate notes are repayable, subject to certain restrictions, at the option of the holders.

c A subsidiary, Boots Investments Limited, owns all the £250m 10.125% bond 2017 of The Boots Company PLC, together with all the outstanding interest coupons other than those maturing on or before 24th June 2002. The parent company has entered into an agreement with Boots Investments Limited to redeem the bond on 25th June 2002 for an amount of £275m. The group balance sheet nets the present value of the investment held by the subsidiary against the borrowing by the parent company. Note 5 discloses the appreciation in value of the investment held by the subsidiary and the interest charge on the borrowing by the parent company.

d The group has currency swaps relating to the Clearasil investment and Boots Pharmaceuticals. On the disposal of Boots Pharmaceuticals in 1995 the group put in place a series of matching swaps which mature in 2002/03 and are equivalent to depositing US dollars and borrowing sterling. The net liability shown above represents the effect of translating these swaps into sterling at the year end exchange rate.

The group has a number of interest rate swap agreements which convert fixed rate liabilities to floating rate. The fixed rate commitments effectively converted at 31st March 2002 are; £15m of the 10.125% bond 2017, £300m of the 5.5% eurobond 2009, £1,100m of operating leases and £85.1m of factored rental commitments. Further details are provided in the financial review on page 16.

All borrowings are unsecured.

19 Financial instruments and derivatives

An explanation of treasury policy and controls can be found in the financial review on page 15.

The disclosures for short term debtors and creditors have been excluded from the numerical disclosures in sections (i) and (ii) below as permitted by FRS13 'Derivatives and Other Financial Instruments: Disclosures'.

(i) Fair values of financial assets and liabilities

The fair values of currency and interest rate swaps and fixed rate borrowings have been determined with reference to market prices. All other material financial assets and liabilities are at floating rates of interest and therefore their fair value and book value are equal.

The majority of the interest rate swaps shown below relate to the swapping of implied fixed rate interest payments on operating leases to floating rate.

	Note	Book value 2002 £m	Fair value 2002 £m	Book value 2001 £m	Fair value 2001 £m
Primary financial instruments held or issued to finance the company's operations:					
Cash in hand and bank		**100.4**	**100.4**	74.0	74.0
Current asset investments and deposits		**308.7**	**308.7**	74.0	74.0
Other financial assets	a	**0.5**	**0.5**	5.0	5.0
Bank loans and overdrafts repayable on demand		**(111.2)**	**(111.2)**	(86.6)	(86.6)
Eurobond		**(300.0)**	**(296.9)**	(300.0)	(296.4)
Obligations under finance leases		**(18.1)**	**(18.1)**	(14.4)	(14.4)
Other borrowings (excluding currency swaps)		**(113.7)**	**(119.3)**	(147.5)	(158.3)
Other financial liabilities	a	**(0.6)**	**(0.6)**	(0.4)	(0.4)
Derivative financial instruments held to manage interest rate and currency profile:					
Interest rate swaps relating to operating leases		**–**	**22.1**	–	100.2
Interest rate swaps relating to fixed rate borrowings		**–**	**11.8**	–	14.8
Currency swaps (see note 18)		**(12.4)**	**(14.7)**	(9.7)	(14.2)

a Other financial assets and liabilities are not included in net debt (see note 24).

(ii) Interest rate risk profile

The tables below reflect the interest rate risk profile after taking into account the effect of interest rate swaps.

(a) Financial liabilities

Currency	Floating rate £m	Fixed rate £m	Financial liabilities on which no interest is payable £m	Total £m	Fixed rate weighted average interest rate %	Weighted average period for which rate is fixed Years
Sterling	(515.0)	(18.1)	(0.5)	(533.6)	6.2	1.6
Other	(17.9)	(14.0)	(0.5)	(32.4)	8.7	0.7
At 31st March 2002	**(532.9)**	**(32.1)**	**(1.0)**	**(566.0)**	**7.3**	**1.2**
Sterling	(513.1)	(31.3)	(0.5)	(544.9)	8.5	1.7
Other	(9.0)	(10.7)	(0.5)	(20.2)	8.6	1.7
At 31st March 2001	(522.1)	(42.0)	(1.0)	(565.1)	8.5	1.7

The sterling and other financial liabilities on which no interest is paid have weighted average periods to maturity of 5 and 2 years respectively (2001 5 and 0.8 years).

In addition to the financial instruments included above, the group also holds a number of interest rate swaps that are used to manage the implied fixed rate interest on leases. At the year end the notional amount of these swaps was £1,100m (2001 £1,100m), with a weighted average life to maturity of 10 years (2001 7 years) and a weighted average fixed rate of 5.9% (2001 7.4%).

19 Financial instruments and derivatives continued

(ii) Interest rate risk profile continued

(b) Financial assets

Currency	Floating rate £m	Fixed rate £m	Financial assets on which no interest is receivable £m	Total £m	Fixed rate weighted average interest rate %	Weighted average period for which rate is fixed Years
Sterling	317.8	0.5	–	318.3	5.0	3.0
Other	93.6	5.7	2.0	101.3	3.3	1.0
At 31st March 2002	**411.4**	**6.2**	**2.0**	**419.6**	**3.4**	**1.1**
Sterling	70.0	–	1.4	71.4	–	–
Other	73.9	9.1	5.1	88.1	3.0	0.9
At 31st March 2001	143.9	9.1	6.5	159.5	3.0	0.9

Other financial assets on which no interest is received are repayable on demand.
The other currency financial assets relate mainly to bank deposits held by foreign subsidiary companies.
The majority of the floating rate assets and liabilities receive or pay interest based on rates ruling in the London inter-bank market.

(iii) Foreign currency exposure profile

Operations with a sterling functional currency have Euro and US dollar monetary liabilities amounting to £14.5m (2001 £2.8m) and £7.2m (2001 £23.4m) respectively.

There were no other material foreign currency monetary assets and liabilities that may give rise to an exchange gain or loss in the profit and loss account.

(iv) Maturity of financial facilities

At 31st March 2002 the group's undrawn committed facilities, expiring in more than two years, were £600.0m (2001 £600.0m).

(v) The maturity of borrowings

Details are shown in note 18.

(vi) Hedging

Gains arising from the hedging of interest rates of £29.3m (2001 £15.1m) have been recognised in the profit and loss account. As explained in the financial review on page 16, interest rate swaps were replaced in the year to extend the weighted average maturity. Deferred gains of £53.2m (2001 £1.5m) resulting from this are held in the balance sheet. These gains will be released to the profit and loss account in accordance with the original maturities of the interest rate swaps replaced. A credit of £4.0m (2001 Nil) is included within the amount receivable from interest rate swaps in respect of the replacement swaps which began in the year. The fair values of unrecognised gains and losses at the balance sheet date are disclosed as part of note 19 (i) on page 53.

It is not possible to forecast meaningfully the amount that will be recognised in the profit and loss account next year. Further information about these hedges can be found within the financial review on page 16, note 18 and note 19 (ii).

20 Provisions for liabilities and charges

Group	Deferred taxation £m	Vacant property provisions £m	Total £m
At 1st April 2001	24.6	15.2	39.8
Prior year adjustment in provisions (see note below)	107.9	–	107.9
Prior year adjustments in debtors (see note 14)	(9.9)	–	(9.9)
Restated	122.6	15.2	137.8
Profit and loss account	36.8	(1.4)	35.4
Utilised	–	(3.1)	(3.1)
Transfer to debtors (see note 14)	7.8	–	7.8
At 31st March 2002	**167.2**	**10.7**	**177.9**

The vacant property provisions represent recognition of the net costs arising from vacant properties and sub-let properties, the exact timing of utilisation of these provisions will vary according to the individual properties concerned.

Prior year adjustment

The group has implemented FRS19 'Deferred Tax', in relation to providing for deferred tax on the full provision basis. The effect of the move from the partial to the full provision basis was to reduce profit after tax by £15.7m (2001 £10.6m) and to reduce net assets by £113.7m (2001 £98.0m). The effect on the parent was to increase profit after tax by £4.3m (2001 £10.7m) and to reduce net assets by £14.6m (2001 £18.9m). Earnings per share after exceptional items for the prior year have been restated from 37.9p to 36.7p and diluted earnings per share after exceptional items from 37.8p to 36.6p.

Parent	Deferred taxation £m
At 1st April 2001	9.6
Prior year adjustment (see note above)	18.9
Restated	28.5
Profit and loss account	6.9
At 31st March 2002	**35.4**

	Group 2002 £m	Restated* Group 2001 £m	**Parent 2002 £m**	Restated* Parent 2001 £m
Analysis of deferred taxation provision:				
Accelerated capital allowances	**94.0**	92.5	**11.5**	15.9
Intangibles amortisation	**24.4**	12.2	**–**	–
Pension prepayments	**51.6**	26.1	**26.3**	10.7
Other items	**(2.8)**	1.7	**(2.4)**	1.9
	167.2	132.5	**35.4**	28.5
Deferred tax asset:				
Overseas losses (included in debtors – see note 14)	**7.8**	9.9	**–**	–

Unprovided deferred tax relating to property revaluations and rolled-over gains is not readily quantifiable but it is expected to be fully offset by available capital losses.

* Restated on adoption of FRS19.

21 Capital and reserves

Group	Called up share capital £m	Share premium account £m	Revaluation reserve £m	Capital redemption reserve £m	Profit and loss account £m	Total £m
At 1st April 2001	224.9	253.3	255.8	40.8	1,201.4	1,976.2
Prior year adjustment (see note 20)	–	–	–	–	(98.0)	(98.0)
Restated	224.9	253.3	255.8	40.8	1,103.4	1,878.2
Profit retained	–	–	–	–	163.7	163.7
Movement in goodwill (see below)	–	–	–	–	22.4	22.4
Revaluation surplus on investment properties	–	–	1.5	–	–	1.5
Revaluation surplus realised on disposals	–	–	(0.7)	–	0.7	–
Revaluation reserve element of depreciation charge	–	–	(2.2)	–	2.2	–
Issue of shares	0.1	0.6	–	–	–	0.7
Repurchase of shares (see note 22)	(1.8)	–	–	1.8	(45.9)	(45.9)
Currency adjustments	–	–	–	–	(3.0)	(3.0)
At 31st March 2002	**223.2**	**253.9**	**254.4**	**42.6**	**1,243.5**	**2,017.6**

The revaluation reserve includes £(1.0)m (2001 £(2.1)m) relating to investment properties.

Goodwill set off against reserves is as follows:

	£m
At 1st April 2001	766.0
Goodwill released on disposal of businesses	(22.4)
At 31st March 2002	**743.6**

Parent	Called up share capital £m	Share premium account £m	Capital redemption reserve £m	Profit and loss account £m	2002 Total £m	2001 Total £m
At 1st April	224.9	253.3	40.8	1,706.4	**2,225.4**	1,510.6
Prior year adjustment (see note 20)	–	–	–	(18.9)	**(18.9)**	(29.6)
Restated	224.9	253.3	40.8	1,687.5	**2,206.5**	1,481.0
Profit retained	–	–	–	39.4	**39.4**	723.2
Issue of shares	0.1	0.6	–	–	**0.7**	0.9
Repurchase of shares (see note 22)	(1.8)	–	1.8	(45.9)	**(45.9)**	–
Currency adjustments	–	–	–	(0.8)	**(0.8)**	1.4
At 31st March	**223.2**	**253.9**	**42.6**	**1,680.2**	**2,199.9**	2,206.5

22 Share capital

	Number of shares 2002 million	Number of shares 2001 million	2002 £m	2001 £m
Ordinary shares of 25p each:				
Authorised	**1,200.0**	1,200.0	**300.0**	300.0
Allotted, called up and fully paid	**892.6**	899.5	**223.2**	224.9

Shares allotted during the year	Number million	Nominal value £m	Consideration £m
Option schemes	0.1	0.1	0.7

Share repurchase

During March 2002, the company purchased, and subsequently cancelled, 7.0 million ordinary shares at prices ranging from 617p per share to 677p per share, with an avarage of 653p per share. The total cost of the purchases was £45.9m, which has been charged against distributable reserves. 2.0 million of the repurchased shares were not cancelled until after the year end but the cancellation has been reflected in the allotted, called up and fully paid numbers above.

Share options

Under a savings-related scheme, options have been granted enabling employees to subscribe for ordinary shares at approximately 80% of market price. At 31st March 2002, options exercisable from 2002 to 2007 at between 410p and 808p per share were outstanding in respect of 8.7m shares. In 1999 a QUEST was established to acquire shares in the company as a means by which shares would be delivered to employees exercising the options granted (see note 12).

Under an executive share option scheme, certain senior executives were granted options to subscribe for ordinary shares after a period of three years from date of grant as long as performance targets are met.

At 31st March 2002, such options were outstanding as follows:

Executive directors Number of shares	Other senior executives Number of shares	Total Number of shares	Option price	Exercisable from 31st May 2002 or later where shown to
–	5,000	5,000	437p	August 2002
–	25,000	25,000	438p	June 2003
–	32,500	32,500	531p	June 2004
–	20,000	20,000	519p	November 2004
316,664	542,687	859,351	630p	September 2004
–	1,012,642	1,012,642	594p	December 2004

23 Detailed analysis of gross cash flows

	2002 £m	2001 £m
Exceptional operating cash flows:		
Restructuring and integration costs paid	**(29.3)**	(29.2)
	(29.3)	(29.2)
Returns on investment and servicing of finance:		
Interest paid	**(58.6)**	(57.0)
Interest received (see note 19 (vi))	**99.5**	34.4
Dividends paid by subsidiaries to minority interests	**(0.2)**	–
	40.7	(22.6)
Capital expenditure and financial investment:		
Purchase of fixed assets	**(172.1)**	(461.8)
Disposal of fixed assets	**62.2**	48.9
Disposal of own shares	**7.7**	7.9
	(102.2)	(405.0)
Management of liquid resources:		
(Increase)/decrease in short term deposits	**(234.3)**	305.2
	(234.3)	305.2
Financing:		
Capital element of finance lease rental agreements	**(7.9)**	(9.2)
Decrease in other borrowings	**(12.1)**	(63.1)
Cash outflow from change in borrowings and lease financing	**(20.0)**	(72.3)
Issue of ordinary share capital	**0.7**	0.9
Repurchase of shares	**(35.9)**	–
	(55.2)	(71.4)

24 Analysis of net debt

	As at 1st April 2001 £m	Cash flow £m	Other non-cash changes £m	Currency £m	As at 31st March 2002 £m
Cash at bank and in hand	74.0	26.2	–	0.2	**100.4**
Bank loans and overdrafts repayable on demand	(86.6)	(24.6)	–	–	**(111.2)**
Net (overdraft)/cash	(12.6)	1.6	–	0.2	**(10.8)**
Liquid resources	74.0	234.3	–	0.4	**308.7**
Obligations under finance leases	(14.4)	7.9	(11.6)	–	**(18.1)**
Other borrowings (including currency swaps)	(457.2)	12.1	19.0	–	**(426.1)**
Total	(410.2)	255.9	7.4	0.6	**(146.3)**

Liquid resources comprise listed investments and short term deposits (see note 15).

25 Commitments and contingent liabilities

(i) Future capital expenditure approved by the directors and not provided for in these financial statements is as follows:

	Group 2002 £m	Group 2001 £m	Parent 2002 £m	Parent 2001 £m
Contracts placed	**35.1**	58.3	**9.0**	2.1

(ii) Annual commitments under operating leases are as follows:

	Group Land and buildings £m	Group Other £m	Parent Land and buildings £m	Parent Other £m
Expiring:				
Within one year	6.9	0.6	–	–
Over one year and less than five years	24.9	3.0	1.6	1.0
Over five years	176.3	0.1	1.3	–
At 31st March 2002	**208.1**	**3.7**	**2.9**	**1.0**
Expiring:				
Within one year	8.6	1.0	0.2	–
Over one year and less than five years	25.2	2.3	1.6	1.0
Over five years	165.9	–	1.6	–
At 31st March 2001	199.7	3.3	3.4	1.0

(iii) Contingent liabilities

Knoll Pharmaceutical Co. ('Knoll') is a defendant in a number of consumer class actions in 30 states of the USA, Canada and Puerto Rico. Knoll is the successor to Boots Pharmaceuticals Inc., formerly an indirect subsidiary of the company, which was sold to the BASF group under agreements made by the company in March 1995. The company has been named as a defendant in some of these actions, which allege that the marketing of the product Synthroid did not comply with consumer protection and business practice laws. A settlement by Knoll of most of the consumer actions and claims of insurers and state attorneys general in the United States and Canada has been approved, although some elements of the litigation are unresolved. The company asserts that the relevant courts in North America have no jurisdiction over it in these cases and this has been approved by a state court in Illinois.
In the light of current information, the directors believe that the company has good defences to claims concerning Synthroid including any that might be brought by BASF and, while the outcome of such claims remains uncertain, they believe that it should not have a material adverse impact on the group.

26 Pensions
The group operates pension schemes throughout the world, most of which are final salary (defined benefit) schemes.

Boots Pension Scheme
The principal UK pension scheme is Boots Pension Scheme.

The independent scheme actuary carried out the latest valuation of the scheme as at 1 April 2001. The UK pension charge for the year has been determined under SSAP24 using the projected unit method and the results under SSAP24 were as follows:

	UK
Market value of assets	£2,274m
Value of accrued liabilities	£1,960m
Funding level	116%

The key assumptions used in determining the accounting costs for the scheme are given below. The financial assumptions were derived from market yields on bonds at the valuation date.

%pa	UK 2001 Valuation	UK 1998 Valuation
Pension increases	2.4%	3.0%
General long-term pay increases	3.8%	4.5%
Investment return	6.0%	6.5%

The pension charge for the year for Boots Pension Scheme was £5m (2001 £5m). This comprises the regular cost of pensions, offset by amortisation of the surpluses disclosed by the 1989, 1992, 1998 and 2001 valuations and increased by the amortisation of the deficit in respect of the 1995 valuation. The surplus disclosed at the 2001 valuation is being recognised over approximately 13 years, the expected average remaining service life of members. The amortisation period for the surplus disclosed at the 1989 valuation ended during the year. The remaining amortisation period of the surpluses/deficits disclosed at the 1992, 1995 and 1998 valuations are approximately three, six and nine years respectively. The company contributed £50m in the year to the Boots Pension scheme. A pension prepayment of £141m (2001 £96m) is included within other debtors. These prepayments include £50m paid in advance for the following year.

Other pension arrangements
In common with other companies, additional defined benefit pension arrangements exist for certain senior executives in the UK. Since 1st October 2000, new UK employees have been offered membership of Boots Stakeholder Pension Plan, a defined contribution pension arrangement. After five years' membership of this plan, employees have the opportunity to join Boots Pension Scheme.

Total pension cost
The overall pension charge for the year comprises:

	£m
Boots Pension Scheme (see above)	5.0
Other UK and overseas arrangements	5.1

FRS17
Whilst the financial statements for the year ended 31st March 2002 continue to include a pension charge and pension prepayment calculated under the principles of SSAP24 the new standard requires certain additional closing balance sheet disclosures as at 31st March 2002. These are noted on the next page. The actuarial valuations with respect to UK schemes have been based on the most recent formal valuations (as noted above) and updated by the Scheme Actuary to 31st March 2002. The figures for overseas schemes are not material and have not been included on page 61.

FRS17 requires companies to adopt the new accounting standard in its financial statements, no later than 2004. For clarity, we will be implementing the requirements early in our accounts to 31st March 2003.

26 Pensions continued

The market value of the assets in the UK schemes, the present value of liabilities and the resulting surplus at 31st March 2002 together with the expected rates of return on the assets were as follows:

	UK Expected long-term rate of return %	UK Value at 31 March 2002 £m
Equities	–	–
Bonds	5.4	2,375
Other net assets	4.0	17
Total market value of assets		2,392
Present value of scheme liabilities		(2,226)
Pension asset (surplus in schemes)		166
Related deferred tax liability		(50)
Net pension asset		116

The principal assumptions used by the actuary in determining the present value of liabilities were as follows:

At 31st March 2002	UK
Inflation	2.8%
Rate of increase in salaries	4.3%
Rate of increase to pensions in payment	2.7%
Rate of increase to deferred pensions	2.8%
Discount rate for scheme liabilities	6.1%

If the above amount had been recognised in the financial statements of the Group at 31st March 2002, net assets would have been increased as follows:

	Group £m
Benefit of including net pension asset (UK schemes)	116
Less prepayment (under SSAP24) net of deferred tax	59
Net	57

In accordance with FRS17, no disclosures are required for the parent company as the UK schemes are multi-employer arrangements and the company cannot identify its share of the scheme assets and liabilities.

27 Staff numbers and costs

The average number of persons employed by the group:

	2002 Number of heads	2002 Full time equivalents	Restated* 2001 Number of heads	Restated* 2001 Full time equivalents
Continuing operations				
Boots Retail	**64,354**	**42,310**	68,361	44,127
Boots Retail International	**1,084**	**1,036**	1,406	1,267
	65,438	**43,346**	69,767	45,394
Boots Healthcare International	**2,966**	**2,868**	3,202	3,113
Halfords	**9,805**	**5,996**	10,053	6,491
Group and other	**497**	**445**	538	501
Total	**78,706**	**52,655**	83,560	55,499

Total number of persons employed by continuing operations at 31st March 2002 was 76,993 heads, 52,561 full time equivalents (2001 80,529 heads, 53,664 full time equivalents).

* Restated for the new group segmentation basis.

The aggregate payroll cost was as follows:	2002 £m	2001 £m
Wages and salaries	**914.2**	907.2
Social security costs	**64.9**	66.0
Other pension costs	**10.1**	7.5
	989.2	980.7

28 Remuneration of directors and directors' shareholdings

Details of the remuneration, long term incentive plan interests, shareholdings, share options and pension entitlements of the directors are included in the directors' remuneration report on pages 21 to 27.

29 Related party disclosures

During the year the group had the following transactions with related parties.

a) Digital Wellbeing Limited, a joint venture in which the group has a 60% interest in the share capital:
- an addition of £14.3m to the non-interest bearing loan which totals £33.6m at 31st March 2002 (2001 £19.3m);
- management charges covering a number of support functions totalling £1.6m (2001 £1.0m);
- Digital Wellbeing Limited acts as an agent of Boots The Chemists Limited for the sale of certain health and beauty products. Purchases of £2.9m (2001 £0.3m) were made from Boots The Chemists Limited and commission of £1.4m (2001 Nil) was earned by Digital Wellbeing Limited on sales of £3.3m (2001 Nil) under the agency agreement. Digital Wellbeing Limited participates in the Advantage Card offered by Boots The Chemists Limited. Points are given to customers with sales and are used as a promotional tool. A charge of £0.6m (2001 Nil) was made during the year for points issued.

b) handbag.com limited, a joint venture in which the group has a 50% interest in the share capital:
- an addition of £2.6m to the interest bearing loan which totals £8.1m at 31st March 2002 (2001 £5.5m);
- management charges covering a number of support functions totalling £0.1m (2001 £0.1m).

For details of investment in joint ventures see note 12.

Principal companies

	Principal activities	Percentage held by parent	Percentage held by subsidiary undertakings	Country of incorporation where operating overseas
Parent				
The Boots Company PLC	Manufacturing, marketing and distribution of healthcare and consumer products			
Subsidiary undertakings (incorporated in Great Britain)				
BCM Ltd.	Manufacturing pharmaceuticals and consumer products	100		
Boots Development Properties Ltd.	Property development		100	
Boots Healthcare International Ltd.	Marketing consumer products	100		
Boots Opticians Ltd.	Registered opticians		100	
Boots Properties PLC	Property holding	100		
Boots The Chemists Ltd.	Retail chemists	100		
Crookes Healthcare Ltd.	Marketing consumer products	100		
Halfords Ltd.	Retailing of auto parts, accessories and bicycles	100		
Optrex Ltd.	Marketing consumer products	100		
Boots Health and Beauty Ltd.	Healthcare services		100	
Boots Dentalcare Ltd.	Healthcare services		100	
Boots Retail (Taiwan) Ltd.	Retailing	100		
Subsidiary undertakings (incorporated overseas)	Activities refer to healthcare and/or consumer products unless otherwise indicated			
Boots Healthcare (Australia) Pty. Ltd.	Marketing	100		Australia
Boots Healthcare Products (Austria) GmbH	Marketing	100		Austria
Boots Healthcare NV SA	Marketing		100	Belgium
Boots Healthcare SA	Marketing		100	France
BCM Cosmétique SA	Manufacturing and marketing (M&M)	100		France
Laboratoires Lutsia SA	M&M		100	France
Boots Healthcare Deutschland GmbH	Marketing	100		Germany
BCM Kosmetik GmbH	M&M	100		Germany
Hermal Kurt Herrman oHG	M&M		100	Germany
Boots (Retail Buying) Ltd.	Buying	100		Hong Kong
Boots Piramal Healthcare Ltd.	Marketing	60		India
Boots Healthcare Ltd.	Marketing	100		Ireland
Boots Healthcare S.p.A.	M&M	100		Italy
Boots Company Japan k.k.	Marketing	100		Japan
Boots Investments Ltd.	Investment company	100		Jersey
Boots Trading (Malaysia) Sdn. Bhd.	Marketing	100		Malaysia
Boots Healthcare BV	Marketing		100	Netherlands
Boots Healthcare New Zealand Ltd.	Marketing	100		New Zealand
The Boots Company (Philippines) Inc.	Marketing	100		Philippines
The Boots Company (Far East) Pte. Ltd.	Marketing	100		Singapore
Boots Healthcare S.A.	Marketing	100		Spain
Boots Healthcare (Switzerland) AG	Marketing	100		Switzerland
The Boots Company (Thailand) Ltd.	Marketing	100		Thailand
Boots Retail (Thailand) Ltd.	Retailing	100		Thailand
Boots Healthcare USA Inc.	Marketing		100	USA
Joint ventures				
handbag.com Ltd. (jointly controlled with HTNM LLC)	Internet portal	50		UK
Digital Wellbeing Ltd. (jointly controlled with Granada Media Group Ltd.)	e-business	60		UK

Percentages relate to holdings of ordinary share capital.
Minority shareholders have equity and non-equity holdings in Boots Piramal Healthcare Ltd, incorporated in India.

Group financial record

Profit and loss account	2002 £m	2001* £m	2000* £m	1999* £m	1998* £m
Group turnover	**5,328.3**	5,220.9	5,187.0	5,044.6	5,021.9
Group operating profit before exceptional items	**646.4**	603.1	573.3	564.1	538.0
Share of operating loss of joint ventures	**(20.9)**	(23.1)	(8.4)	(1.7)	–
Total operating profit before exceptional items	**625.5**	580.0	564.9	562.4	538.0
Operating exceptional items	**(16.4)**	(50.5)	(22.0)	(76.3)	5.5
Total operating profit including share of joint ventures	**609.1**	529.5	542.9	486.1	543.5
Other exceptional items	**(26.5)**	(38.4)	12.9	(314.0)	(126.8)
Profit on ordinary activities before interest	**582.6**	491.1	555.8	172.1	416.7
Net interest receivable/(payable) and similar items	**13.2**	1.1	5.9	(1.8)	15.2
Profit on ordinary activities before taxation	**595.8**	492.2	561.7	170.3	431.9
Taxation	**(191.2)**	(169.4)	(166.6)	(159.4)	(168.2)
Profit on ordinary activities after taxation	**404.6**	322.8	395.1	10.9	263.7
Minority interests	**(0.3)**	(0.2)	(0.2)	(0.1)	1.3
Profit for the financial year attributable to shareholders	**404.3**	322.6	394.9	10.8	265.0
Dividends paid and proposed	**(240.6)**	(231.6)	(221.7)	(214.5)	(203.4)
Retained profit/(loss) for the financial year	**163.7**	91.0	173.2	(203.7)	61.6

Statement of total recognised gains and losses	2002 £m	2001* £m	2000* £m	1999* £m	1998* £m
Profit for the financial year attributable to shareholders	**404.3**	322.6	394.9	10.8	265.0
Surplus/(deficit) on revaluation of properties	**1.5**	(1.8)	(3.3)	(1.4)	(1.4)
Impairment losses on revalued assets	**–**	(0.1)	(1.1)	(1.7)	–
Currency translation differences	**(3.0)**	6.1	(6.6)	3.0	(13.7)
Other net gains	**–**	–	–	0.4	–
Total recognised gains and losses for the year	**402.8**	326.8	383.9	11.1	249.9

Reconciliation of movements in shareholders' funds	2002 £m	2001* £m	2000* £m	1999* £m	1998* £m
Total recognised gains and losses for the year	**402.8**	326.8	383.9	11.1	249.9
Dividends	**(240.6)**	(231.6)	(221.7)	(214.5)	(203.4)
New share capital issued (net of expenses)	**0.7**	0.9	0.5	8.8	11.8
Repurchase of shares	**(45.9)**	–	(95.4)	–	–
Goodwill relating to acquisitions prior to 1st April 1998	**–**	–	–	(1.4)	(189.3)
Goodwill released on disposal of businesses	**22.4**	17.9	–	312.2	121.5
Scrip dividends	**–**	–	–	–	27.8
Net increase in shareholders' funds	**139.4**	114.0	67.3	116.2	18.3

* Restated on adoption of FRS 19 (see note 20).

Balance sheet		2002 £m	2001* £m	2000* £m	1999* £m	1998* £m
Intangible fixed assets		**298.2**	304.6	62.3	64.4	29.3
Tangible fixed assets		**1,727.7**	1,812.8	1,799.0	1,788.6	1,664.9
Investments		**121.7**	140.7	141.2	112.4	2.6
Net current assets		**528.6**	220.4	367.0	71.2	264.2
Creditors: Amounts falling due after more than one year	**(480.0)**	(451.9)	(489.2)	(230.7)	(258.6)	
Provisions for liabilities and charges		**(177.9)**	(147.7)	(114.2)	(108.6)	(121.7)
Net assets		**2,018.3**	1,878.9	1,766.1	1,697.3	1,580.7
Represented by:						
Equity shareholders' funds		**2,017.6**	1,878.2	1,764.2	1,696.9	1,580.7
Minority interests		**0.7**	0.7	1.9	0.4	–
		2,018.3	1,878.9	1,766.1	1,697.3	1,580.7

Cash flow statement	2002 £m	2001 £m	2000 £m	1999 £m	1998 £m
Cash inflow from operating activities	**722.4**	664.4	753.7	601.9	605.6
Returns on investment and servicing of finance	**40.7**	(22.6)	(9.8)	(24.9)	(10.5)
Taxation	**(139.2)**	(167.4)	(154.4)	(112.4)	(232.8)
Capital expenditure and financial investment	**(102.2)**	(405.0)	(221.0)	(458.5)	9.1
Acquisitions and disposals	**3.9**	(32.7)	(2.6)	55.2	(190.4)
Equity dividends paid	**(234.5)**	(224.0)	(216.3)	(207.1)	(563.3)
Cash inflow/(outflow) before use of liquid resources and financing	**291.1**	(187.3)	149.6	(145.8)	(382.3)
Management of liquid resources	**(234.3)**	305.2	(283.6)	122.8	371.9
Financing	**(55.2)**	(71.4)	172.8	28.2	(8.8)
Increase/(decrease) in cash in the year	**1.6**	46.5	38.8	5.2	(19.2)

Statistics	2002	2001*	2000*	1999*	1998*
Sales growth from continuing operations	**2.0%**	0.7%	5.6%	5.9%	11.7%
Return on shareholders' funds before exceptional items	**23.5%**	22.6%	23.4%	23.9%	24.8%
Earnings per share	**45.9p**	36.7p	44.6p	1.2p	29.1p
Earnings per share before exceptional items	**49.9p**	45.4p	44.9p	41.4p	42.7p
Net debt (£m)	**(146.3)**	(410.2)	(237.6)	(294.8)	(149.4)
Capital expenditure (£m)	**173.6**	241.6	252.8	369.4	276.6

Return on shareholders' funds is calculated as profit on ordinary activities before exceptional items and after taxation as a percentage of opening shareholders' funds.

Shareholder value	2002	2001*	2000*	1999*	1998*
Dividend per share	**27.4p**	26.3p	25.2p	23.8p	22.3p
Dividend cover before exceptional items	**1.8**	1.7	1.8	1.8	1.9
Share price:					
Highest	**694.5p**	649p	884p	1070p	963p
Lowest	**565p**	479p	457p	836p	676p

* Restated on adoption of FRS19 (see note 20).

Segmental financial record – continuing operations

Turnover, including inter-segmental turnover	2002 £m	Restated* 2001 £m	Restated* 2000 £m
Boots Retail	**4,303.1**	4,197.5	4,176.9
Boots Retail International	**40.3**	42.1	32.5
Boots Healthcare International	**407.3**	362.0	327.1
Halfords	**528.7**	508.5	492.6
Group and other	**74.8**	137.0	180.9

Operating profit before operating exceptional items	2002 £m	Restated* 2001 £m	Restated* 2000 £m
Boots Retail	**572.1**	566.3	559.8
Boots Retail International	**(24.1)**	(43.4)	(33.3)
Boots Healthcare International	**66.7**	59.6	32.5
Halfords	**54.3**	41.9	48.5
Group and other	**(43.5)**	(44.4)	(42.6)

Capital expenditure	2002 £m	Restated* 2001 £m	Restated* 2000 £m
Boots Retail	**138.5**	181.3	189.1
Boots Retail International	**2.5**	7.4	14.2
Boots Healthcare International	**10.3**	8.2	10.1
Halfords	**19.6**	39.6	35.4
Group and other	**2.7**	5.1	4.0

* Restated for the new group segmentation basis. It is not considered meaningful to restate earlier periods.

Shareholder information

Annual general meetings

The annual general meeting will be held at 11.00 am on Thursday, 25th July 2002 at the Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London. Each shareholder is entitled to attend and vote at the meeting, the arrangements for which are described in a separate notice.

The proposed date of the annual general meeting next year is 24th July 2003.

Dividend payments

The proposed final dividend (if approved) will be paid on 16th August 2002 to shareholders registered on 14th June 2002. Most shareholders (excluding those in Canada and the USA) will have the opportunity to reinvest their cash dividend in existing shares bought on the London Stock Exchange through a dividend reinvestment plan. All applications to join that plan or amend existing instructions under it must be received by the company's registrars by 5.00 pm on 26th July 2002.

The expected dividend payment dates for the year to 31st March 2003 are:

Interim dividend	February 2003
Final dividend	August 2003

Results

For the year to 31st March 2003:

Interim results announced	November 2002
Interim statement circulated	November 2002
Preliminary announcement of full year results	June 2003
Annual report circulated	June 2003

Capital gains tax

For capital gains tax purposes, the market price of the company's ordinary shares of 25p each on 31st March 1982 was 112.5p.

Low cost share dealing services

Details of special low cost dealing services in the company's shares may be obtained from:

- **Hoare Govett Limited** (telephone 020 7678 8300) Hoare Govett is regulated by the Financial Services Authority.
- **Natwest Stockbrokers Limited** (telephone 0870 600 2050) a member of the London Stock Exchange and regulated by the Financial Services Authority.

Both Hoare Govett Limited and Natwest Stockbrokers Limited have approved the references to themselves solely for the purposes of section 21(2)(b) of the Financial Services and Markets Act, 2000 only.

Registrar and transfer office

Computershare Investor Services PLC, PO Box 82, The Pavilions, Bridgwater Road, Bristol BS99 7NH. Telephone 0870 702 0148.

Company secretary and registered office

M J Oliver, The Boots Company PLC, Nottingham NG2 3AA. Telephone 0115 950 6111.
The Boots Company PLC is registered in England and Wales (No. 27657).

Analysis of shareholders at 31st March 2002:

Shareholding range	Number	%	Total holding	%
1–500	48,621	39.43	11,231,087	1.26
501–1,000	29,263	23.73	22,280,341	2.49
1,001–10,000	42,798	34.71	108,159,687	12.09
10,001–100,000	2,052	1.66	52,628,803	5.88
100,001–1,000,000	439	0.36	143,595,242	16.05
Over 1,000,000	137	0.11	556,722,655	62.23
	123,310	100.00	894,617,815	100.00

Index

Designed and produced by Addison
Copy by Lang Communications
Printed by Litho-Tech

The pulp mill producing this paper is certified to the international

The Boots Company PLC
Group Headquarters
Nottingham NG2 3AA
Telephone: 0115 950 6111